CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

May 3, 2004

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

**Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994**

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

We also enclose the Third Quarter Report containing the Company's interim financial statements for the period ended February 29, 2004.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management reports continued strength in net sales

TORONTO (April 1, 2004) – CI Fund Management Inc. ("CI") today reported total net sales of $219 million in March 2004.

This includes net sales at CI Mutual Funds Inc. of $136 million, comprised of net sales of long-term funds of $125 million and net sales of money market funds of $11 million. Assante Corporation had net sales of $73 million, comprised of net sales of long-term funds of $78 million and net redemptions of money market funds of $5 million. Skylon Advisors Inc. posted net sales of $10 million in March.

At March 31, 2004, CI's total fee-earning assets were $61.8 billion. This represents a slight decrease of 0.3% from a month earlier and an increase of 98% from a year ago.

Total fee-earning assets consisted of total managed assets of $49.4 billion and administered assets of $12.4 billion. Managed assets include investment fund assets at CI Mutual Funds and Assante of $43.2 billion, labour-sponsored funds of $185 million, structured products of $1.1 billion and institutional accounts of $5.0 billion. Administered assets include $11.7 billion in assets at Assante net of assets under management.

"CI continues to enjoy a positive business environment, with strong net sales and growing investor confidence," said Stephen A. MacPhail, Executive Vice-President, Chief Operating Officer and Chief Financial Officer. "Furthermore, our investment fund assets posted only a slight decline during the month, significantly outperforming the major Canadian and global equity market indexes."

Further information can be found below in the table of unaudited month-end statistics, which is also available at www.cifunds.com under "Financial Reports" in the Corporate section.

In other matters, CI expects to release results for its fiscal third quarter on April 14, 2004.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

CI Funds®

News Release

CI FUND MANAGEMENT INC. MARCH 31, 2004 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$535	$410	$125
CI money market	80	69	11
TOTAL CI Funds	$615	$479	$136
Assante excluding MMF	139	61	78
Assante money market	9	14	-5
TOTAL Assante Funds	$148	$75	$73
TOTAL Skylon	$10	$0	$10
TOTAL CI	$773	$554	$219

FEE-EARNING ASSETS	Feb. 29/04 (millions)	Mar. 31/04 (millions)	% Change
CI mutual/segregated funds	$35,336	$35,200	-0.4
Assante funds	8,005	7,985	-0.2
	$43,341	$43,185	-0.4
Managed labour-sponsored funds	181	185	2.2
Structured products	1,054	1,056	0.2
TOTAL Fund Assets	$44,576	$44,426	-0.3
Managed institutional	4,995	4,994	0.0
TOTAL Managed Assets	$49,571	$49,420	-0.3
CI administered assets	752	757	0.7
Assante assets under administration (net of Assante funds)	11,678	11,650	-0.2
TOTAL FEE-EARNING ASSETS	$62,001	$61,827	-0.3

AVERAGE MUTUAL/SEG FUND ASSETS	Feb. 29/04 (millions)	Mar. 31/04 (millions)	% Change
Monthly	$42,615	$43,016	0.9
Quarter-to-date	$41,458	$43,016	3.8
Fiscal year-to-date	$34,482	$35,349	2.5

COMMON SHARES	
Outstanding shares	295,191,527
In-the-money options	8,412,337
Percentage of all options	100%
All options % of shares	2.9%
Dividend yield at $15.10	3.3%
Shares repurchased during month	n/a
Average repurchase price	n/a

FINANCIAL POSITION	(millions)
Bank debt	$299
In-the-money option liability (net of tax)	34
Cash & marketable securities	46
Net Debt Outstanding	$287
Terminal redemption value of funds (est)	$810

CI Funds®

News Release

This press release contains forward-looking statements with respect to CI and its products, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: (416) 364-1145

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds announces proposal to merge seven mutual funds

TORONTO (April 2, 2004) – CI Mutual Funds Inc. ("CI") today announced a proposal to merge seven mutual funds as part of its ongoing efforts to streamline its lineup. The mergers are subject to securityholder and regulatory approval.

"As our business grows, we are always re-evaluating our fund lineup," said Peter W. Anderson, President and Chief Executive Officer. "Our goal is to continue to offer an industry-leading choice of funds while maximizing operational efficiencies. These mergers will benefit unitholders by combining funds with similar mandates under one cost structure."

The seven terminating funds each have a similar investment mandate and the same portfolio manager as the fund into which it is being merged. Under the proposal:

- CI American Growth Fund will merge into CI Value Trust Sector Fund
- CI American Growth RSP Fund will merge into CI Value Trust RSP Fund
- CI World Equity Fund will merge into CI Global Value Fund
- CI European Growth Fund will merge into CI European Fund
- CI European Growth RSP Fund will merge into CI European RSP Fund
- CI Canadian Stock Fund will merge into Signature Select Canadian Fund
- Synergy Canadian Growth Class will merge into Synergy Canadian Momentum Class.

Investors in the terminating funds will vote on the proposals at special meetings to be held in Toronto on May 19, 2004. If approved, the mergers will take effect on or about May 21, 2004.

The mergers will affect one fund within CI's Insight Program. Under the proposal, the Insight units of CI American Growth Fund will become Insight shares of CI Value Trust Sector Fund.

Although these mergers will change the underlying funds of several Sun*Wise* Segregated Funds, the investment mandates of those funds will be unchanged and the contracts of the segregated fund investors will not be affected.

CI is also renaming two funds, effective May 21, 2004. Synergy Canadian Income Fund will be renamed Signature Income & Growth Fund, while Synergy Canadian Small Cap Class will be renamed Signature Canadian Small Cap Class. The rebranding of these two funds reflects the fact that their portfolio managers are part of CI's Signature Funds Group.

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $62 billion in fee-earning assets as of March 31, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

CI Funds®

News Release

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For further information, contact:
Murray Oxby
Director, Communications
CI Mutual Funds Inc.
Tel.: (416) 364-1145

82-4994

Fonds CI

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI annonce la proposition de fusionner sept fonds communs de placement

TORONTO (le 2 avril 2004) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui une proposition pour fusionner sept fonds mutuels, faisant partie de son projet de rationaliser sa gamme. Ces fusions doivent être approuvées par les porteurs de parts et les organismes de réglementation.

« Au fur et à mesure que notre société grandit, nous réévaluons constamment notre gamme de fonds », a déclaré Peter W. Anderson, président et chef de la direction. « Notre objectif est de continuer à offrir l'un des meilleurs choix de fonds de l'industrie tout en maximisant l'efficacité des opérations. Ces fusions profiteront aux porteurs de parts en combinant des fonds ayant des mandats similaires sous une seule structure de coût ».

Les sept fonds clôturés ont des mandats de placement similaires et les mêmes gestionnaires de portefeuille que les fonds avec lesquels ils seront fusionnés. Dans la proposition :

- Le Fonds de titres de croissance américains CI se fusionnera avec le Fonds secteur valeur de fiducie CI
- Le Fonds RER de titres de croissance américains CI se fusionnera avec le Fonds RER de valeur de fiducie CI
- Le Fonds d'actions mondiales CI se fusionnera avec le Fonds de valeur mondiale CI
- Le Fonds de titres de croissance européens CI se fusionnera avec le Fonds européen CI
- Le Fonds RER de titres de croissance européens CI se fusionnera avec le Fonds RER européen CI
- Le Fonds canadien de participations CI se fusionnera avec le Fonds canadien sélect Signature
- La Catégorie croissance canadienne Synergy se fusionnera avec la Catégorie momentum canadien Synergy.

Les investisseurs des fonds clôturés voteront sur les propositions lors de réunions spéciales qui auront lieu à Toronto le 19 mai 2004. Si elles sont approuvées, les fusions entreront en vigueur vers le 21 mai 2004.

Les fusions affecteront un seul fonds dans le Programme Prestige CI. Selon la proposition, les parts Prestige du Fonds de titres de croissance américains CI deviendront des parts Prestige du Fonds secteur valeur de fiducie CI.

Bien que ces fusions changeront les fonds sous-jacents de plusieurs fonds distincts Sun*Wise*, les mandats de placement de ces fonds resteront les mêmes et les contrats des investisseurs des

Fonds CI® **Communiqué**

De plus, à compter du 21 mai 2004, CI renommera deux fonds. Le Fonds revenu canadien Synergy deviendra le Fonds de revenu et de croissance Signature, alors que la Catégorie sociétés à petite capitalisation canadiennes Synergy sera renommée Catégorie sociétés à petite capitalisation canadiennes Signature. Les nouveaux noms de ces deux fonds reflètent le fait que leurs gestionnaires de portefeuilles sont membres du Groupe de Fonds Signature de CI.

CI est une filiale en propriété exclusive de CI Fund Management Inc. (TSX : CIX), une société de gestion de placements indépendante, sous contrôle canadien, qui gérait un actif rapportant des commissions de 62 milliards de dollars au 31 mars 2004. À travers ses principales filiales d'opération, CI Mutual Funds Inc., Assante Corporation et Skylon Advisors Inc., CI offre une vaste gamme de choix de placements et de services, y compris une sélection sans égal de fonds de placement. CI est sur le Web à l'adresse www.cifunds.com

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Pour de plus amples renseignements, veuillez communiquer avec :
Murray Oxby
Directeur, Communications
CI Mutual Funds Inc.
Tél. : (416) 364-1145

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skyloncapital.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbols: GSX, GSX.PR.A**

Global Resource Split Corp.

TORONTO (April 2, 2004) – Further to its press release issued March 31, 2004, Skylon Advisors Inc. today announced that the time of redemption of the preferred shares and Class A shares in Global Resource Split Corp. (the "Company") is June 30, 2009 and not the previously disclosed November 30, 2009.

Commissions, service fees, management fees and expenses all may be associated with this mutual fund investment. Prospective investors should read the Company's prospectus dated March 30, 2004, carefully before investing. Mutual funds are not guaranteed, their values change frequently and past performance may not be repeated.

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For further information, contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
Tel: (416) 364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management to hold webcast on third quarter results

TORONTO (April 13, 2004) – CI Fund Management Inc. ("CI") today announced that it will hold a webcast to discuss its financial results for the third quarter of fiscal 2004. William T. Holland, Chief Executive Officer, and Stephen A. MacPhail, Executive Vice-President, Chief Operating Officer and Chief Financial Officer, will host the call.

The webcast, which will include a slide presentation, is scheduled for Wednesday, April 14, at 2:30 p.m. (Eastern time) at www.cifunds.com/q3.

Alternatively, investors may listen to the discussion by calling 416-695-5261 or 1-877-888-7019.

CI expects to release its quarterly results at about 1 p.m. on April 14 over Canada Newswire and on www.cifunds.com.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $62 billion in fee-earning assets at March 31, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

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For further information contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: (416) 364-1145

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX

FOR IMMEDIATE RELEASE

CI FUND MANAGEMENT INC. REPORTS THIRD QUARTER RESULTS

Toronto (April 14, 2004) - CI Fund Management Inc. today released unaudited financial results for the three and nine months ended February 29, 2004.

REVIEW OF THE THREE MONTH PERIOD ENDED FEBRUARY 29			
HIGHLIGHTS	2004 (millions except per share amounts)	2003 (millions except per share amounts)	% change
Total Fee-Earning Assets	$62,001	$32,025	94
Total Managed Assets	$49,571	$31,176	59
Net Income	$87.0	$21.7	301
Earnings Per Share	$0.29	$0.09**	222
EBITDA*	$145.5	$87.0	67
EBITDA* Per Share	$0.49	$0.36**	36
Shares Outstanding, end of period	295.2	234.5	26
Average Shares Outstanding	295.6	234.5	26

CI Funds® **News Release**

REVIEW OF THE NINE MONTH PERIOD ENDED FEBRUARY 29			
HIGHLIGHTS	2004 (*millions except* per share amounts)	2003 (*millions except* per share amounts)	% change
Total Fee-Earning Assets	$62,001	$32,025	94
Total Managed Assets	$49,571	$31,176	59
Net Income	$145.6	$60.6	140
Earnings Per Share	$0.56	$0.27**	107
EBITDA*	$308.3	$251.8	22
EBITDA* Per Share	$1.19	$1.11**	7
Shares Outstanding, end of period	295.2	234.5	26
Average Shares Outstanding	259.0	221.6	17

*EBITDA (Earnings before interest, taxes, depreciation and amortization) is a non-GAAP earnings measure; however, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

**During the nine month period ended February 28, 2003, stock options were share-settled and the diluted earnings per share and diluted EBITDA per share were calculated using the treasury stock method. On April 9, 2003, CI introduced a cash settlement alternative to its stock option plan. For the nine month period ended February 29, 2004, there is no dilutive effect as CI accounts for its stock options as a liability.

CI Funds®

News Release

Market Review

Global markets during CI's quarter ended February 29, 2004, experienced their strongest gains in over five years, continuing the positive trend of the prior three quarters. During the quarter, the S&P/TSX Composite Index returned 12.3%, the S&P 500 Index rose 11.9%, the Dow Jones Industrial Average rose 12.0%, the NASDAQ Composite Index rose 6.8% and the MSCI World Index rose 13.2%. (All index returns are in Canadian dollars.) From a Canadian perspective, the gains in foreign markets were aided by the decline in the Canadian dollar, which fell 2.6% to $0.75 U.S. during the quarter.

The positive market returns were reflected in overall mutual fund sales. Industry net sales, as reported by the Investment Funds Institute of Canada (IFIC), continued to trend upward, with $8.0 billion in net sales for the quarter ended February 29, 2004. This compared with industry net redemptions of $328 million for the quarter ended February 28, 2003, and industry net sales of $589 million for the quarter ended November 30, 2003.

Operating Review

CI's operating and financial results for the quarter ended February 29, 2004, include the results of Synergy Asset Management Inc. ("Synergy"), Skylon Capital Corp. ("Skylon") and Assante Corporation ("Assante") for the entire period, as all acquisitions closed in the preceding quarter. For details of the accounting treatment of these acquisitions, reference is made to Note 2 of the financial statements included in the third quarter report.

CI's total managed assets at February 29, 2004, were $49.6 billion, up 59% from $31.2 billion at February 28, 2003, and up 11% from $44.8 billion at November 30, 2003. The increase of $18.4 billion from February 28, 2003, was attributed to $9.3 billion of acquired assets (represented by $7.0 billion of assets from the Assante acquisition, $1.5 billion from the Synergy acquisition, and $0.8 billion from the Skylon acquisition), market appreciation of approximately $7.3 billion, $1.7 billion in increased institutional assets from a combination of new assets and market appreciation, and $97 million of net sales of CI's funds.

At February 29, 2004, CI had total fee-earning assets of $62.0 billion, comprised of managed assets of $49.6 billion, $11.7 billion of assets under administration at Assante (net of $8.0 billion of assets included in managed assets), and $0.7 billion of other administered assets, which were primarily labour-sponsored funds.

CI's managed assets of $49.6 billion were comprised of $35.3 billion in mutual and segregated funds ($27.7 billion at February 28, 2003), $8.0 billion of assets under management in proprietary funds at Assante (nil at February 28, 2003), $5.0 billion in institutional assets ($3.3 billion at February 28, 2003), $0.2 billion of managed labour-sponsored fund assets (nil at February 28, 2003) and $1.1 billion in structured products ($0.2 billion at February 28, 2003). The $35.3 billion in mutual and segregated funds included $1.8 billion in Class I funds (for which CI negotiates the management fees with institutional clients) and $0.2 billion in Class F funds (which have reduced management fees, but pay no trailer fees to financial advisors). At February 28, 2003, Class I and Class F funds had $1.0 billion and $0.1 billion in assets, respectively.

Average managed assets for the quarter were approximately $47.2 billion, and included average institutional assets of $4.7 billion and average managed retail assets of $42.5 billion which were up 48% from $28.8 billion for the quarter ended February 28, 2003. This was comprised of average mutual and segregated fund assets of $34.0 billion ($28.8 billion for the quarter ended February 28, 2003), average Assante proprietary funds of $7.4 billion, average managed labour-sponsored fund assets of $0.2 billion,

and average structured product assets of $0.9 billion. Average managed institutional assets of $4.7 billion were up 31% from $3.6 billion in the quarter ended February 28, 2003. Total managed assets at February 29, 2004, of $49.6 billion were 5% above the $47.2 billion of average managed assets for the quarter ended February 29, 2004.

CI's assets as reported to IFIC were $33.5 billion at February 29, 2004. This figure is $11.1 billion below CI's actual $44.6 billion in managed retail assets because IFIC uses a narrow definition of assets under management that does not include the $8.0 billion of Assante proprietary funds, $1.8 billion of segregated funds and hedge funds, $0.2 billion of managed labour-sponsored funds and $1.1 billion of structured products. As such, CI's assets as reported by IFIC should not be used when determining overall assets under management, product sales or conducting financial analysis of CI.

CI had overall net sales in its funds during the quarter of $762.6 million. This compares with $67.3 million of net redemptions for the quarter ended February 28, 2003, and $314.4 million of net redemptions in the quarter ended November 30, 2003. During the quarter net sales were as follows: CI segregated and mutual funds, $252.2 million; and Assante proprietary products, $184.4 million. CI also sold $326.0 million in labour-sponsored funds and structured products.

During the quarter, CI continued to be one of the industry's leaders for performance as measured by Morningstar Canada fund rankings. At February 29, 2004, CI had 23 funds with the top five-star rating, maintaining its position of being ranked as one of the top two companies in the industry over the past two years based on total five-star funds.

Financial Review

Three months ended February 29, 2004

The majority of CI's income relates to the asset management segment which offers funds through brokers, independent financial planners, insurance advisors, Assante financial advisors, and Clarica financial advisors. With Assante, CI acquired an asset administration segment. The revenues and expenses of these segments are summarized in Note 3 to the financial statements included in the third quarter report and described in the detailed discussion of revenues and expenses below.

Total revenues for the quarter ended February 29, 2004, were $255.0 million, compared with $149.6 million in the prior year – an increase of 70%. The increase resulted from the higher level of fee-earning assets produced by market appreciation and the acquisitions of Synergy, Skylon and Assante in the quarter ended November 30, 2003. The most significant component of revenues for the quarter was management fees, which increased by 56% from $132.3 million in the quarter ended February 28, 2003, to $205.8 million in fiscal 2004.

Administration fees are predominantly fees earned on assets under administration in the Assante business, but also include fees earned from certain labour-sponsored funds and the administration of third-party assets. Administration fees rose from $1.2 million in the prior year to $26.5 million, primarily due to revenues earned by Assante on assets under administration ($25.2 million versus nil in fiscal 2003). Administration fees from the Assante business should be considered in conjunction with investment dealer fee expenses, which represent payments to Assante investment advisors on assets under administration and which are described below.

Redemption fees for the quarter decreased from $12.3 million to $11.5 million in fiscal 2004, due to a decline in overall redemptions of CI funds that are subject to redemption fees and to the fact that assets subject to redemption fees are aging and therefore have lower applicable redemption fee rates.

CI Funds® **News Release**

Performance fees of $2.6 million ($0.1 million in the quarter ended February 28, 2003) were realized during the quarter. Performance fees are generally based on calendar year results for the funds that generate them.

Other income was $8.5 million for the quarter ended February 29, 2004, up 73% from the prior year. This was primarily non-administrative fee income earned by Assante of $3.1 million (nil in the prior year), income from CI's U.S. subsidiary, BPI Global Asset Management LLP, of $4.9 million, up from $3.9 million in the prior year due to increased institutional assets.

There was a gain on marketable securities of $0.1 million during the period, compared with a realized loss of $1.1 million in the prior year.

Selling, general and administrative ("SG&A") expenses rose 53% from $29.6 million to $45.3 million. Included in SG&A expenses is a reversal to net SG&A expense of $7.1 million related to stock option expense accrual (nil in fiscal 2003). Under the accounting rules for options with a cash settlement election, the potential cash payment is accrued over the vesting period of the option, adjusted for any payments made. The expense reversal reflected the impact of a $0.69 decrease in the price of CI common shares from $15.74 at November 30, 2003, to $15.05 at February 29, 2004.

A large component of the SG&A expenses are expenses incurred in the operation of the mutual and segregated funds (which are recovered from the funds generally as incurred), which rose from $24.1 million to $30.6 million. The increase in the cost of fund operations reflected the additional cost of the Synergy and Assante assets acquired in fiscal 2004. Due to the achievement of cost synergies on the acquired assets, combined with the benefits of economies of scale created by the market appreciation of the CI funds, the 27% cost increase was significantly below the 48% increase in average assets for the same period.

As a result, fund operating expenses as a percentage of managed retail assets declined 15% to 28.9 basis points for the quarter ended February 29, 2004, from 33.9 basis points in the quarter ended February 28, 2003. If Assante assets are excluded, fund operating expenses were 27.6 basis points, down 19% from the prior year. This reduction directly benefits unitholders in CI's funds.

SG&A expenses, net of expenses recovered from the funds, rose from $5.5 million in fiscal 2003 to $14.7 million in fiscal 2004. Net SG&A expenses include the effect of the option expense reversal of $7.1 million as described above. Net SG&A expenses for the quarter excluding this reversal were $21.8 million. The majority of the increase in net SG&A expenses was due to SG&A expenses of the acquired Assante operations pertaining to its asset management and dealership activities. Net SG&A expenses related to CI's business excluding Assante and the option expense reversal were $4.6 million for the quarter, down slightly from the $5.5 million in the prior year, as CI was able to hold net SG&A expense growth well below the growth in related managed assets. Net SG&A expenses attributable to the Assante business were $17.2 million, of which $7.6 million was attributable to the asset management segment, $7.7 million was attributable to the asset administration segment, and $1.9 million was attributable to the other segment.

Investment adviser fees were $16.4 million for the quarter, up 26% from $13.0 million, considerably below the 48% increase in average assets. This resulted in the cost of investment adviser fees declining from 18.3 basis points to 15.5 basis points. This was achieved through cost efficiencies realized by rationalizing investment management activities, efficiencies gained from market appreciation of the managed assets and changes to existing contracts.

Investment dealer fees are the direct costs attributable to the operation of the Assante dealership, including payments to financial advisors based on the revenues generated from assets under

administration. These fees were $18.8 million (nil for the quarter ended February 28, 2003) and should be viewed in conjunction with administrative fee revenue of $25.2 million as described above when calculating the gross contribution of the dealership operation before general and operating expenses.

Trailer fees rose from $39.3 million in fiscal 2003 to $55.8 million in fiscal 2004, an increase of 42%. This increase, which was slightly below the 48% increase in average assets, reflected the trailer fees on the Skylon, Synergy and Assante assets, as well as market appreciation of CI's funds.

Distribution fees to limited partnerships declined from $1.6 million to $1.4 million due to the redemption of assets that had commissions funded by the limited partnerships. CI has not financed commissions with limited partnerships since 1994; however, BPI Financial Corporation, which CI acquired in 1999, used limited partnerships until 1997.

Amortization of deferred sales commissions fell from $46.0 million to $7.5 million. The decline reflected the completion of the amortization of the majority of the deferred sales commissions from CI's record industry-leading sales in 2000 and the revision, commencing on June 1, 2003, of CI's accounting estimate for the period of amortization of deferred sales commissions from 36 months to 84 months. The revised period was determined by management to be consistent with the period over which CI currently benefits from the sales commissions paid and it improves the comparability of CI's financial results with other companies.

Interest expense increased from $1.4 million in fiscal 2003 to $2.9 million in fiscal 2004 because of the higher levels of debt associated with CI's acquisition of Skylon, Synergy and Assante.

Other expenses increased from $2.7 million in fiscal 2003 to $3.0 million in fiscal 2004. These expenses are primarily related to the management of institutional assets at CI's U.S. subsidiaries, which increased to $2.5 million from $2.4 million in the prior year.

Minority interest for the quarter ended February 29, 2004, was $1.5 million, up slightly from $1.1 million in the prior year. Minority interest is the 34% of BPI Global Asset Management owned by the investment managers of that firm.

Income before taxes was $132.3 million for the quarter ended February 29, 2004, an increase of 320% from $31.5 million in the prior year. The income tax provision increased from $9.8 million in fiscal 2003 to $45.3 million in the current year. Of the $45.3 million tax expense, $9.2 million was represented by current taxes and $36.1 million by future taxes. The high level of future taxes resulted from the timing differential between the expensing of sales commissions and the amortization of the commissions, and the utilization of $55 million in tax losses available on the acquisition of Synergy.

Net income for the period was $87.0 million ($0.29 per share), compared with net income of $21.7 million ($0.09 per share) in the prior year. Adjusted for the expense reversal related to option expense, net income was $82.7 million or $0.28 per share. This reflected an increase in the overall profitability of CI and a reduction in the amount of amortization of deferred sales commissions.

EBITDA, free cash flow and operating margin, which are discussed below, are non-GAAP (generally accepted accounting principles) earnings measures; however, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $145.5 million ($0.49 per share) for the quarter, an increase of 67% from $87.0 million ($0.37 per share) in fiscal 2003. Net of the effect of the option expense reversal, EBITDA was $138.4 million ($0.47 per share) for the quarter ended February 29, 2004.

Free cash flow (operating cash flow less sales commissions and minority interest) for the quarter was $86.2 million, up from $40.6 million in the prior fiscal year. The primary contributor to the increase in free cash flow was the increase in profitability and in future income taxes, offset partly by an increase in sales commissions paid during the quarter. Free cash flow was approximately three times the $29.6 million dividend ($0.10 per share) paid during the quarter.

CI's operating margin (management fees less trailer fees, investment advisor fees and net SG&A expenses as a percentage of average managed retail assets, but excluding the effect of the option expense as described above) on its asset management business was 1.15% for the quarter, up from 1.05% in the prior year. The increase from the prior year was attributable to higher management fees, which rose from 1.87% to 1.95%; lower investment adviser fees, which declined from 0.18% to 0.16%; lower trailer fees, which fell from 0.55% to 0.53% and higher net SG&A expenses, which increased from 0.08% to 0.11%.

<u>Nine months ended February 29, 2004</u>

Total revenues for the nine months ended February 29, 2004, were $580.7 million, compared with $432.5 million in the prior year – an increase of 34%. The increase resulted from the higher level of fee-earning assets produced by market appreciation and the acquisitions of Synergy, Skylon and Assante. These results include the operations of Synergy, Skylon and Assante only from the date of closing of each acquisition (October 6, 2003, November 7, 2003, and November 14, 2003, for Synergy, Skylon and Assante, respectively) to the end of the period.

The most significant component of revenues for the nine months was management fees, which increased by 31% from $375.6 million for the nine months ended February 28, 2003, to $493.7 million in fiscal 2004.

Administration fees include fees earned on assets under administration in the Assante business, from certain labour-sponsored funds and the administration of third-party assets. Administration fees rose 758% from $3.8 million to $32.6 million, primarily due to revenues earned by Assante through its assets under administration ($29.0 million versus nil in fiscal 2003).

Redemption fees for the nine months decreased from $38.6 million to $31.4 million in fiscal 2004, due to a decline in the overall redemptions of CI funds that are subject to redemption fees and to the fact that assets subject to redemption fees are aging and therefore have lower applicable redemption fee rates.

Performance fees of $2.8 million ($0.1 million in the nine months ended February 28, 2003) were recognized for fiscal 2004, reflecting the actual performance fees that were earned for the 2003 calendar year.

There were gains on marketable securities of $0.4 million, compared with a realized loss of $3.7 million in the prior year.

Other income was $19.9 million for the nine months ended February 29, 2004, up 9% from the prior year. This was primarily income from CI's U.S. subsidiary, BPI Global Asset Management LLP, of $13.9 million, up from $12.2 million in the prior year due to increased institutional assets; as well as non-administrative fee income earned by Assante of $3.7 million (nil in the prior year).

SG&A expenses rose 59% from $83.8 million to $133.1 million. A large component of the SG&A expenses were expenses incurred in the operation of the mutual and segregated funds, including the Assante proprietary funds (which are recovered from the funds generally as incurred), which rose from $68.2 million to $79.0 million. The increase in the cost of fund operations reflected the additional cost of Synergy and Assante assets acquired in fiscal 2004 and the fact that the cost of the Spectrum Investment

CI Funds® **News Release**

Management Limited and Clarica Diversico Ltd. operations acquired in July 2002 were not reflected in the full nine months of the prior fiscal year. Due to the achievement of cost synergies, the 16% cost increase was significantly below the 28% increase in average assets for the same period – resulting in the fund operating costs as a percentage of assets declining from the prior year. Compared with the nine months ended February 2003, fund operating expenses as a percentage of managed retail assets declined 10% from 33.6 basis points to 30.2 basis points for the nine months ended February 29, 2004.

SG&A expenses, net of expenses recovered from the funds, rose from $15.6 million in fiscal 2003 to $54.1 million in fiscal 2004. The majority of the increase was due to $18.4 million related to option expense (nil in fiscal 2003). Under the accounting rules for options with a cash settlement election, the potential cash payment is accrued over the vesting period of the option, adjusted for any payments made. The $18.4 million expense reflected the impact of a $3.15 increase in the price of CI common shares from $11.90 at May 31, 2003, to $15.05 at February 29, 2004.

Excluding the option expense, net SG&A expenses rose from $15.6 million in the prior year to $35.7 million for the nine months ended February 29, 2004. The majority of the increase was due to net SG&A expenses of the Assante operations ($20.4 million versus nil in the prior year) and the overall effect of acquiring the Spectrum, Clarica Diversico, Skylon and Synergy businesses.

Investment adviser fees rose 8% from $37.9 million in fiscal 2003 to $41.1 million in fiscal 2004. This compares with a 28% increase in average assets. The net effect was a decrease in the cost of investment adviser expense to 15.7 basis points from 18.6 basis points in the prior year. The decrease was achieved through cost efficiencies realized by rationalizing investment management activities and changes to existing contracts.

Direct costs attributable to the operation of the Assante dealership were $21.6 million (nil for the nine months ended February 28, 2003) and should be considered in conjunction with administrative fees earned by the Assante dealership as described under administration fees above of $29.0 million.

Trailer fees rose from $111.1 million in fiscal 2003 to $140.4 million in fiscal 2004, an increase of 26%. This increase is a result of the trailer fees on the additional Skylon, Synergy and Assante assets, market appreciation of CI's funds and the fact that trailer fees on the Spectrum and Clarica Diversico assets were not reflected in the full nine months of fiscal 2003. In basis points, trailer fee expense fell slightly from 54.7 basis points to 53.7 basis points.

Distribution fees to limited partnerships declined from $5.4 million to $4.3 million due to the redemption of assets that had commissions funded by the limited partnerships.

Amortization of deferred sales commissions fell from $143.7 million to $23.0 million. The decline reflected the completion of the amortization of the majority of the deferred sales commissions from CI's record sales in 2000 and the revision, commencing on June 1, 2003, of CI's accounting estimate for the amortization period of deferred sales commissions from 36 months to 84 months, as described earlier.

Interest expense increased from $4.0 million in fiscal 2003 to $6.4 million in fiscal 2004 because of higher levels of debt associated with CI's acquisition of Skylon, Synergy and Assante.

There was no adjustment to the value of marketable securities in fiscal 2004 compared with a $7.5 million reduction in fiscal 2003 (which was reversed in the fourth quarter of fiscal 2003).

Other expenses increased from $8.9 million in fiscal 2003 to $10.2 million in fiscal 2004. These expenses are primarily related to the management of institutional assets at CI's U.S. subsidiaries, which were $7.5 million compared with $7.0 million in the prior year, and miscellaneous expenses related to strategic activities of $2.3 million ($0.5 million in the prior year).

Expenses associated with CI's third-party processing business were nil, down from $1.4 million in the prior year.

Minority interest expense for the nine months ended February 29, 2004, was $4.0 million, up slightly from $3.4 million in the prior year. Minority interest is the 34% of BPI Global Asset Management owned by the investment managers of that firm.

Income before taxes was $275.0 million for the nine months ended February 29, 2004, an increase of 189% from $95.0 million in the prior year.

The income tax provision increased from $34.4 million in fiscal 2003 to $129.4 million in the current year. The increase includes a $30.9 million non-cash charge relating to higher future tax rates that resulted from legislated increases to tax rates after December 31, 2003, which increased CI's long-term tax rate from 30% to 36%. Of this amount, $24 million relates specifically to fund management contracts acquired in the prior fiscal year for which $120 million of future income taxes were previously recorded on the balance sheet. The $24 million adjustment to the balance sheet to increase the future tax liability on fund management contracts to $144 million was charged to the income statement during the second quarter.

Net income for the period was $145.6 million ($0.56 per share), compared with net income of $60.6 million ($0.27 per share) in the prior year. Net income includes the effect of an additional $24 million of future income taxes as described above. Adjusted for this, net income would have been $169.6 million ($0.65 per share), an increase of 180% from the prior year. The increase in net income resulted from the increase in the overall profitability of CI and the reduction in the amount of amortization of deferred sales commissions.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $308.3 million ($1.19 per share) for the nine months, an increase of 22% from $251.8 million ($1.11 per share) in fiscal 2003.

Free cash flow (operating cash flow less sales commissions and minority interest) for the nine months was $173.5 million, up from $125.6 million in the prior fiscal year. The primary contributor to the increase in free cash flow was the increased profitability over the period and the deferral of current taxes in fiscal 2004 through the utilization of $55.0 million of tax losses arising from the Synergy acquisition, offset partly by an increase in sales commissions paid during the nine months to $82.1 million from $54.7 million in the prior year.

CI's operating margin (management fees less trailer fees, investment advisor fees and net SG&A expenses as a percentage of average managed retail assets, but excluding the effect of the option expense as described above) on its asset management business was 1.11% for the nine months, up from 1.04% in the prior year. The change was attributable to higher management fees, which rose from 1.85% to 1.89%; lower investment adviser fees, which declined from 0.19% to 0.16%; lower trailer fees, which fell from 0.55% to 0.54%; and asset management net SG&A expenses, which remained at 0.08%.

Financial Position

Debt, net of cash and marketable securities, was $230.1 million, up from $91.4 million at May 31, 2003. The increase in net debt resulted from the acquisition of Skylon, Synergy and Assante.

In the third quarter of fiscal 2004, CI repurchased 650,000 shares at a total cost of $9.5 million or $14.63 per share. This brought total purchases for the fiscal year-to-date to 1.7 million shares at an average price of $12.74 per share. Total consideration was $21.4 million. In addition, 5.0 million fewer shares of CI were issued during the second quarter of fiscal 2004, as a result of CI's "toehold" position in Assante

shares. The effective cost of the CI shares not issued was $11.08 per share. On February 29, 2004, CI shares closed at $15.05 on the Toronto Stock Exchange.

At February 29, 2004, CI had $12.9 million in marketable securities, which are primarily seed investments in CI's hedge funds and mutual funds.

At February 29, 2004, CI's balance sheet included, as an asset, $147.1 million of Assante clients' funds held in trust. An offsetting liability in an equivalent amount was recorded in current liabilities as trust funds payable. These funds are held independently from CI and do not represent funds available to CI or Assante.

Accounts receivable and prepaid expenses increased from $41.1 million on May 31, 2003, to $102.8 million on February 29, 2004. The majority of the increase relates to management fees receivable on the Assante assets.

Income taxes recoverable were $14.1 million at February 29, 2004, up from $6.1 million at May 31, and arose primarily from $55 million of tax losses available from the acquisition of Synergy.

Future income tax assets were $15.7 million on February 29, 2004, up from $9.9 million at year-end. The increase was a result of the future tax asset relating to the stock-based compensation.

Capital assets were $24.4 million at February 29, 2004, up from $4.7 million at May 31, 2003. The increase was a result of the acquisition of Assante, which has a significant investment in capital assets related to its dealerships and asset management operations.

The increase in fund administration contracts ($32.2 million versus nil at year end), fund management contracts ($979.2 million versus $432.6 million at year end) and goodwill ($921.1 million versus $329.7 million at year end) are related to the acquisition of Skylon, Synergy and Assante and are described in Note 2 to the consolidated financial statements for the quarter ended February 29, 2004.

Accounts payable increased from $42.0 million at May 31, 2003, to $118.9 million at February 29, 2004. The increase relates to the addition of the Assante business – primarily trailer fees and asset-related payouts to advisors.

The liability for stock-based compensation was $42.4 million at February 29, 2004 and $31.2 million at May 31, 2003. This reflects the accrued liability on a cash payment basis for options on CI common shares based on a period-end price of $15.05. When paid, the payment is fully deductible for tax purposes at the prevailing corporate rate at the time of payment, which is reflected as a future income tax asset.

At February 29, 2004, CI's total debt was $281.4 million, of which $11.7 million is classified as current. The debt is part of CI's $350 million revolving bank loan facility, which is reviewed annually in December. The current portion refers to amounts that would be required to be repaid within 12 months of February 29, 2004, if the facility were not renewed. At February 29, 2004, there was $68.6 million in available unused borrowing capacity.

Future income tax liabilities at February 29, 2004, were $419.0 million, up from $169.7 million at May 31, 2003. The increase resulted from the setup of the future tax liability related to the fund management and administration contracts for the three acquisitions, as well as the impact of legislated increases in future tax rates, as previously discussed.

At February 29, 2004, CI's mutual fund assets had a terminal redemption value of $825.8 million.

CI Funds® **News Release**

OUTLOOK

Since February 29, 2004, markets have continued to rise. As at April 12, 2004, CI's managed assets were $51.0 billion, up 8% from the average managed assets of $47.2 billion for CI's quarter ended February 29, 2004.

On a consolidated basis with Assante, CI reported positive net sales of $219 million for the month of March 2004.

The integration of Synergy was completed in record time, allowing CI to reduce the Synergy fund operating expenses by 35%, with the expectation of a larger decline in early fiscal 2005. This directly benefits the investors in the Synergy funds and enhances the funds' appeal to new investors. A similar situation exists with the Spectrum and Clarica Diversico funds whose fund operating expenses are now approximately 35% lower than when CI acquired those companies. CI's fund operating expenses are at their lowest levels ever (as a percentage of assets), benefiting unitholders and improving the competitiveness of the overall CI product line.

The outlook for the Assante business continues to be strong, as positive sales and asset appreciation have continued since CI acquired the business. In addition, CI has initiated changes to the overall administration of the Assante proprietary products, which will reduce the operating expenses of those funds in early fiscal 2005 to the benefit of investors in those funds.

CI is also utilizing its available technology to upgrade the back-office operations of the Assante dealership which will significantly improve customer service to Assante clients and the products and services provided to Assante advisors.

With the effect of market appreciation on CI's total fee-earning assets and the expected contribution from those higher assets, CI's cash flow will significantly exceed CI's requirements for funding new sales in the foreseeable future. As a result, surplus funds should be available to pay dividends and meet any other operational cash requirements, including debt service costs or the repurchase of shares under CI's normal course issuer bid.

The Board of Directors declared a quarterly dividend of $0.125 per common share payable on June 15, 2004, to shareholders of record on June 1, 2004. This is up 56% from the cash dividend of $0.08 per common share paid on June 15, 2003.

For further information, contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
Telephone: (416) 364-1145

CI Funds® **News Release**

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

For the three months ended February 29 (unaudited)

(thousands of dollars, except per share amounts)	**2004**	2003
REVENUE		
Management fees	**205,807**	132,311
Administration fees	**26,460**	1,218
Redemption fees	**11,536**	12,268
Performance fees	**2,642**	53
Gain (loss) on sale of marketable securities	**126**	(1,133)
Other income	**8,477**	4,932
	255,048	149,649
EXPENSES		
Selling, general and administrative	**45,283**	29,604
Less: expenses recovered from funds	**30,603**	24,066
Net selling, general and administrative	**14,680**	5,538
Investment adviser fees	**16,429**	13,001
Investment dealer fees	**18,826**	–
Trailer fees	**55,810**	39,332
Distribution fees to limited partnerships	**1,377**	1,570
Amortization of deferred sales commissions	**7,478**	46,049
Amortization of fund contracts	**700**	–
Interest	**2,948**	1,364
Adjustment to marketable securities	**–**	7,500
Other	**3,047**	2,693
	121,295	117,047
Minority interest	**1,484**	1,091
Income before income taxes	**132,269**	31,511
Provision for income taxes		
Current	**9,181**	22,221
Future	**36,109**	(12,398)
	45,290	9,823
Net income for the period	**86,979**	21,688
Deficit, beginning of period	**(297,334)**	(295,225)
Cost of shares repurchased in excess of stated value	**(5,681)**	(8,715)
Dividends declared	**(29,578)**	(18,738)
Deficit, end of period	**(245,614)**	(300,990)
Earnings per share	**0.29**	0.09
Diluted earnings per share	**0.29**	0.09

CI Funds® **News Release**

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

For the nine months ended February 29 (unaudited)

(thousands of dollars, except per share amounts)	2004	2003
REVENUE		
Management fees	**493,655**	375,550
Administration fees	**32,566**	3,792
Redemption fees	**31,428**	38,578
Performance fees	**2,795**	105
Gain (loss) on sale of marketable securities	**385**	(3,722)
Other income	**19,901**	18,204
	580,730	432,507
EXPENSES		
Selling, general and administrative	**133,081**	83,809
Less: expenses recovered from funds	**79,028**	68,244
Net selling, general and administrative	**54,053**	15,565
Investment adviser fees	**41,126**	37,906
Investment dealer fees	**21,642**	–
Trailer fees	**140,404**	111,142
Distribution fees to limited partnerships	**4,265**	5,353
Amortization of deferred sales commissions	**22,955**	143,667
Amortization of fund contracts	**700**	–
Interest	**6,391**	4,049
Adjustment to marketable securities	**–**	7,500
Other	**10,175**	8,903
	301,711	334,085
Minority interest	**3,974**	3,427
Income before income taxes	**275,045**	94,995
Provision for income taxes		
Current	**59,181**	71,152
Future	**70,219**	(36,796)
	129,400	34,356
Net income for the period	**145,645**	60,639
Deficit, beginning of period	**(305,932)**	(236,690)
Cost of shares repurchased in excess of stated value	**(13,457)**	(78,969)
Dividends declared	**(71,870)**	(45,970)
Deficit, end of period	**(245,614)**	(300,990)
Earnings per share	**0.56**	0.27
Diluted earnings per share	**0.56**	0.27

CI Funds® **News Release**

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended February 29 (unaudited)

(thousands of dollars)	**2004**	2003
OPERATING ACTIVITIES		
Net income for the period	**86,979**	21,688
Add (deduct) items not involving cash		
Amortization of capital assets and deferred lease inducements	**2,820**	532
Amortization of deferred sales commissions and fund contracts	**8,178**	46,049
Future income taxes	**36,109**	(12,398)
(Gain) loss on sale of marketable securities	**(126)**	1,132
Stock-based compensation	**(9,100)**	–
Adjustment to marketable securities	**–**	7,500
Minority interest	**1,484**	1,091
Operating cash flow	**126,344**	65,594
Net change in non-cash working capital balances related to operations	**(39,728)**	(18,045)
Cash provided by operating activities	**86,616**	47,549
INVESTING ACTIVITIES		
Additions to capital assets	**(2,129)**	(78)
Purchase of marketable securities	**(6,615)**	(1,009)
Proceeds on sale of marketable securities	**9,109**	9,640
Sales commissions	**(38,699)**	(23,889)
Cash used in investing activities	**(38,304)**	(15,336)
FINANCING ACTIVITIES		
Long-term debt	**1,925**	(7,500)
Repurchase of share capital	**(9,513)**	(14,448)
Issuance of share capital	**989**	6,537
Distributions to minority interest	**(1,311)**	(2,115)
Dividends paid to shareholders	**(29,578)**	(18,738)
Cash used in financing activities	**(37,488)**	(36,264)
Net increase (decrease) in cash during the period	**10,824**	(4,051)
Cash, beginning of period	**27,507**	5,195
Cash, end of period	**38,331**	1,144

CI Funds® **News Release**

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended February 29 (unaudited)

(thousands of dollars)	**2004**	2003
OPERATING ACTIVITIES		
Net income for the period	**145,645**	60,639
Add (deduct) items not involving cash		
Amortization of capital assets and deferred lease inducements	**3,908**	1,569
Amortization of deferred sales commissions and fund contracts	**23,655**	143,667
Future income taxes	**70,219**	(36,796)
(Gain) loss on sale of marketable securities	**(385)**	3,722
Stock-based compensation	**12,632**	–
Adjustment to marketable securities	**–**	7,500
Minority interest	**3,974**	3,427
Operating cash flow	**259,648**	183,728
Net change in non-cash working capital balances related to operations	**(16,882)**	(70,738)
Cash provided by operating activities	**242,766**	112,990
INVESTING ACTIVITIES		
Additions to capital assets	**(3,303)**	(219)
Purchase of marketable securities	**(31,532)**	(53,694)
Proceeds on sale of marketable securities	**14,824**	40,404
Sales commissions	**(82,141)**	(54,723)
Cash paid on acquisitions, including transaction costs, net of cash acquired	**(411,937)**	–
Cash acquired on acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd., net of transaction costs	**–**	9,744
Cash used in investing activities	**(514,089)**	(58,488)
FINANCING ACTIVITIES		
Long-term debt	**137,373**	84,500
Repurchase of share capital	**(21,392)**	(99,413)
Issuance of share capital	**267,370**	8,046
Distributions to minority interest	**(3,600)**	(3,629)
Dividends paid to shareholders	**(71,870)**	(45,970)
Cash provided by (used in) financing activities	**307,881**	(56,466)
Net increase (decrease) in cash during the period	**36,558**	(1,964)
Cash, beginning of period	**1,773**	3,108
Cash, end of period	**38,331**	1,144

CI Funds® **News Release**

CI Fund Management Inc.

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)	As at February 29, 2004 (unaudited)	As at May 31, 2003
ASSETS		
Current		
Cash	38,331	1,773
Trust funds on deposit	147,069	–
Marketable securities	12,915	50,789
Accounts receivable and prepaid expenses	102,761	41,143
Income taxes recoverable	8,093	6,090
Future income taxes	15,654	9,932
Total current assets	324,823	109,727
Capital assets	24,356	4,689
Deferred sales commissions, net of accumulated amortization of $255,757 (May 31, 2003 - $233,003)	221,162	145,876
Fund administration contracts	32,175	–
Fund management contracts	979,207	432,582
Goodwill	921,085	329,680
Other assets	9,523	3,096
	2,512,331	1,025,650
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	118,922	42,014
Trust funds payable	147,069	–
Stock-based compensation	42,366	31,223
Deferred revenue	4,118	–
Current portion of long-term debt	11,724	24,000
Total current liabilities	324,199	97,237
Long-term debt	269,649	120,000
Deferred lease inducements	2,837	3,213
Future income taxes	418,998	169,653
Total liabilities	1,015,683	390,103
Minority interest	1,432	2,822
Shareholders' equity		
Share capital	1,740,830	938,657
Deficit	(245,614)	(305,932)
Total shareholders' equity	1,495,216	632,725
	2,512,331	1,025,650

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending April 30, 2004

Toronto, April 19, 2004 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending April 30, 2004 of $0.15625 per unit payable on May 14, 2004 to unitholders of record as at April 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\apr04\rel-skylon-highyield.doc

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SAX.UN **FOR IMMEDIATE RELEASE**

Saxon Diversified Value Trust Announces Distribution For Month Ending April 30, 2004

Toronto, April 19, 2004 – Saxon Diversified Value Trust (the "Trust") announces a distribution for the month ending April 30, 2004 of $0.0666 per unit payable on May 14, 2004 to unitholders of record as at April 30, 2004.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on The Toronto Stock Exchange under the symbol SAX.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\apr04\rel-saxon.doc

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending April 30, 2004

Toronto, April 19, 2004 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending April 30, 2004 of $0.1458 per unit payable on May 14, 2004 to unitholders of record as at April 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\apr04\rel-skylon-convert.doc

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending April 30, 2004

Toronto, April 19, 2004 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending April 30, 2004 of $0.1875 per unit payable on May 14, 2004 to unitholders of record as at April 30, 2004.

The Trust's investment objectives are (i) to provide unitholders with tax-effective monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9% annual yield) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25 per unit to unitholders on or about April 30, 2007.

The Trust is listed on The Toronto Stock Exchange under the symbol SLN.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\apr04\rel-skylon-capital.dot

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending April 30, 2004

Toronto, April 19, 2004 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending April 30, 2004 of $0.1510 per unit payable on May 14, 2004 to unitholders of record as at April 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on The Toronto Stock Exchange under the symbol SLP.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending April 30, 2004

Toronto, April 19, 2004 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending April 30, 2004 of $0.1510 per unit payable on May 14, 2004 to unitholders of record as at April 30, 2004.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on The Toronto Stock Exchange under the symbol SPO.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\apr04\rel-skylon-globalii.dot

82-4994

SKYLON ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending April 30, 2004

Toronto, April 19, 2004 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending April 30, 2004 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	April 30, 2004	May 14, 2004
Series B units	US$0.0417 per unit	April 30, 2004	May 14, 2004

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the initial subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\apr04\rel-skylon-intl.dot

SKYLON
ADVISORS INC.

82-4994
CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending April 30, 2004

Toronto, April 19, 2004 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending April 30, 2004 of $0.05833 per Unit payable on May 14, 2004 to Unitholders of record as at April 30, 2004.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

j:\cvb\funds\skylon\distributions\apr04\rel-skylon-growth.doc

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, April 19, 2004 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending April 30, 2004 of $0.0625 per unit payable on May 14, 2004 to unitholders of record as at April 30, 2004.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

j:\cvb\funds\ddj\distrib\ddj-us\2004\april\apr04.dot

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skyloncapital.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbols: GSX, GSX.PR.A**

Skylon announces completion of $57.5 million public offering of Global Resource Split Corp.

TORONTO (April 21, 2004) – Skylon Advisors Inc., the manager of Global Resource Split Corp. (the "Company"), today announced that the Company completed its initial public offering of 2.3 million preferred shares at a price of $10 each and 2.3 million Class A shares at a price of $15 each, for aggregate gross proceeds of $57.5 million.

The shares are now trading on the Toronto Stock Exchange under the symbols GSX for the Class A shares and GSX.PR.A for the preferred shares.

The Company will invest in a portfolio of common shares and other equity-related securities selected from among the world's largest resource companies, which may include companies engaged in exploration, development, production, distribution or other activities related to the energy industry, the metals and minerals industry, or the natural resource industry or other companies that supply products or services to such industries.

The portfolio will be actively managed by the Signature Funds Group of CI Mutual Funds Inc. Robert Lyon, Vice-President, Portfolio Management, will have primary responsibility for managing the Company's portfolio. He is also portfolio manager of Signature Canadian Resource Fund and CI Global Energy Sector Fund.

The Company's investment objectives for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on June 30, 2009. The preferred shares have been provisionally rated Pfd-2 by Dominion Bond Rating Service Limited.

The Company's investment objectives for the Class A shares are to provide an attractive total return from a leveraged investment in an actively managed portfolio of resource companies through special year-end capital gains distributions from time to time and returning the original issue price of $15 to Class A shareholders, together with an amount representing capital appreciation, at the time of redemption on June 30, 2009.

TD Securities Inc. and CIBC World Markets Inc. were the lead agents for the offering, along with a syndicate of other investment dealers.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options, including structured products and the VentureLink Group of labour-sponsored investment funds. Skylon is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $62 billion in fee-earning assets as of March 31, 2004, and the industry's broadest selection of investment funds.

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For further information, please contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
416-681-8894

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Pro-FIT Notes™ Series 2 solve the dilemma of choosing capital protection or growth potential

TORONTO (April 23, 2004) – CI Mutual Funds Inc. and Skylon Advisors Inc. today announced the launch of CI Pro-FIT Notes™ Series 2, which provide investors the security of principal protection and the growth potential of three leading CI mutual funds.

"CI Pro-FIT Notes™ give investors a strong comfort factor," said David R. McBain, Skylon President and Chief Executive Officer. "Along with the capital protection, investors benefit from funds and portfolio managers with excellent long-term track records and the potential to produce outstanding returns."

CI Pro-FIT Notes™, which are issued by National Bank of Canada, are linked to the total return over an eight-year period of a portfolio equally divided between CI Value Trust Sector Fund, CI Canadian Investment Fund and Signature High Income Fund.

CI Value Trust Sector Fund is an American equity fund managed by Bill Miller, the only equity mutual fund manager to have outperformed the S&P 500 Index for the past 13 calendar years. CI Canadian Investment Fund has never had a losing year for the past nine calendar years under the tenure of Kim Shannon, a noted Canadian value manager. Signature High Income Fund, managed by Ben Cheng, invests in a diverse portfolio of high-yielding securities.

At the maturity of the notes, investors are paid their principal and any interest. Interest, if any, will be equal to the return of the portfolio of the three CI mutual funds. There are no restrictions on the growth potential such as averaging features or caps on returns, except that National Bank of Canada may redeem the notes after four years at a price that will give investors the equivalent of an attractive annual compounded rate of return of 8%.

"For investors who want to get back into the markets, the notes are a great way to participate without the worry of losing capital if they hold the notes to maturity," said Mr. McBain.

CI Pro-FIT Notes™, which are fully eligible for registered plans, are available through most financial advisors until May 28, 2004. The issue price is $100 per note, with the minimum investment being $2,000. The complete terms of the offering are set out in an Information Statement, which can be obtained by investors from their financial advisor. Information about the notes is also on www.cifunds.com.

CI and Skylon are wholly owned subsidiaries of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management company with approximately $62 billion in fee-earning assets as of March 31, 2004. Through its principal operating subsidiaries, CI Mutual Funds, Assante Corporation and Skylon Advisors, CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com. Skylon is at www.skyloncapital.com.

-30-

For further information, contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
416-681-8894

Fonds CI®

82-4994

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

Les billets Pro-FIT CI ^{MC}, série 2 : une solution au dilemme du choix entre la protection du capital et le potentiel de croissance

TORONTO (le 23 avril 2004) –CI Mutual Funds Inc. et Skylon Advisors Inc. ont annoncé aujourd'hui l'introduction des billets Pro-FIT CI ^{MC}, série 2. Ces billets offrent aux investisseurs la sûreté d'une protection de capital ainsi qu'un potentiel de croissance lié à trois fonds mutuels vedettes de CI.

« Les billets Pro-Fit CI ^{MC} offrent aux investisseurs un niveau de confort élevé », a déclaré David R. McBain, président et chef de la direction de Skylon. « En plus d'une protection de capital, les investisseurs bénéficient de fonds et de gestionnaires de portefeuilles ayant des historiques de réussite remarquables ainsi que le potentiel d'obtenir des rendements exceptionnels ».

Les billets Pro-FIT ^{MC}, émis par la Banque Nationale du Canada, sont liés au rendement total d'un portefeuille sur une période de huit ans. Ce portefeuille est composé à parts égales entre le Fonds secteur valeur de fiducie CI, le Fonds de placements canadiens CI et le Fonds de revenu élevé Signature.

Le Fonds secteur valeur de fiducie CI est un fonds d'actions américaines géré par Bill Miller, le seul gestionnaire de fonds mutuels d'actions qui a surclassé l'indice composite S&P 500 au cours des 13 dernières années civiles. Sous la direction de Kim Shannon, gestionnaire renommée de titres canadiens de valeur, le Fonds de placements canadiens CI n'a jamais connu une année de pertes au cours des neuf dernières années civiles. Le Fonds de revenu élevé Signature, géré par Ben Cheng, investit dans un portefeuille diversifié de titres à rendement élevé.

À l'échéance des billets, les investisseurs reçoivent leur capital plus les intérêts gagnés. L'intérêt, s'il y a lieu, sera équivalent au rendement du portefeuille lié aux trois fonds mutuels CI. Il n'existe aucune restriction par rapport au potentiel de croissance lorsqu'il s'agit, par exemple, d'égaliser les rendements des fonds vers une moyenne ou de les plafonner. À titre d'exception, la Banque Nationale du Canada peut racheter les billets après quatre ans à un prix attrayant qui permettra aux investisseurs de recevoir l'équivalent d'un taux annuel composé de 8 %.

« Pour les investisseurs qui souhaitent faire un retour sur les marchés, les billets sont un excellent moyen d'y participer sans subir l'inquiétude d'une perte de capital, pourvu qu'ils soient détenus à l'échéance » a déclaré M. McBain.

Les billets Pro-FIT ^{MC} sont entièrement admissibles aux comptes enregistrés et seront offerts jusqu'au 28 mai 2004 par l'entremise de la majorité des conseillers financiers. Le prix d'émission est de 100 $ par billet et le placement minimum s'élève à 2 000 $. Pour connaître l'intégralité des modalités de l'offre, les investisseurs peuvent consulter le document d'information qu'ils peuvent se procurer auprès de leur conseiller financier. Des renseignements au sujet des billets se trouvent aussi sur le site www.cifunds.com.

CI et Skylon sont des filiales en propriété exclusive de CI Fund Management Inc. (TSX : CIX), une société de gestion de placements indépendante, sous contrôle canadien, qui gérait un actif rapportant des commissions de 62 milliards de dollars au 31 mars 2004. À travers ses principales filiales d'opération, CI Mutual Funds Inc., Assante Corporation et Skylon Advisors Inc., CI offre une vaste gamme de choix de placements et de services, y compris une sélection sans égal de fonds de placement. CI est sur le Web à l'adresse www.cifunds.com. Skylon se trouve au www.skyloncapital.com.

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Pour de plus amples renseignements, veuillez communiquer avec :

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management and Assante announce agreement to acquire IQON and Synera

TORONTO (April 29, 2004) – CI Fund Management Inc. ("CI") and Assante Corporation announced today that CI has reached an agreement to acquire IQON Financial Management Inc. and Synera Financial Services Inc. from Sun Life Financial Inc.

CI and Assante, a wholly owned subsidiary of CI, are paying a total of $38.5 million in cash. The acquisitions are expected to be completed by June 2004, subject to regulatory approvals.

"We are pleased to join forces with IQON and Synera, two successful organizations that share our commitment to trusted face-to-face advice and superior service," said William T. Holland, President and Chief Executive Officer of CI. "We extend our warmest welcome to our new advisors and clients and look forward to serving them well."

IQON is a prominent financial planning firm with a network of approximately 400 independent advisors across the country administering more than $4 billion in assets on behalf of more than 100,000 Canadians. The firm, which was founded in 1995, has its headquarters in Winnipeg. Synera supports approximately 170 independent insurance advisors across Canada. Synera was established in 2002 by Sun Life following its acquisition of Clarica Life Insurance Company.

Mr. Holland said the two companies are a strong complement to Assante, which CI acquired last November. Assante offers a comprehensive range of financial planning and wealth management services through a network of more than 1,000 independent financial advisers with approximately $20 billion in assets under administration.

"With this transaction, we are building an alliance of three leading financial advisory organizations – Assante, IQON and Synera. We are committed to the independent advisor model and providing innovative solutions for Canadians seeking financial advice," said Joseph C. Canavan, President and Chief Executive Officer of Assante.

IQON and Synera will continue to operate as independent businesses reporting to Assante, Mr. Canavan said. "These are well-run companies with high-calibre advisors and our goal is to preserve and build on their strengths and accomplishments."

"We will be looking at opportunities to share expertise and resources between the three firms, so that we can achieve cost efficiencies, enhance their products and services, and better serve the needs of all of our advisors and clients."

CI Funds® **News Release**

The board of directors of CI has approved the purchase of IQON and Synera on the terms described above. Sun Life Financial owns approximately 34% of the outstanding shares of CI. The purchase does not require the approval of other shareholders of CI since the transaction size is significantly less than 25% of CI's market capitalization.

Assante is a leading Canadian financial services company that delivers integrated wealth management solutions through its financial advisors to create wealth and prosperity for Canadian families. Assante's home page is www.assante.com.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $62 billion in fee-earning assets at March 31, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.cifunds.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
William T. Holland
President and Chief Executive Officer
CI Fund Management Inc.
(416) 364-1145

Joseph C. Canavan
President and Chief Executive Officer
Assante Corporation
(416) 304-6611

82-4994

Fonds CI®

Place CI, 151, rue Yonge, 11e étage, Toronto (Ontario) M5C 2W7
Téléphone: 416 364-1145 Sans frais : 1 800 268-9374
www.cifunds.com

Communiqué

Pour diffusion immédiate **Symbole TSX : CIX**

CI Fund Management et Assante annoncent leur accord d'acquérir IQON et Synera

TORONTO (le 29 avril 2004) — CI Fund Management Inc. (« CI ») et Assante Corporation ont annoncé aujourd'hui que CI a conclu une entente pour acquérir IQON Financial Management Inc. et Synera Financial Services de la Financière Sun Life Inc.

CI et Assante, une filiale en propriété exclusive de CI, versent un total de 38,5 millions de dollars en espèce. La clôture de ces acquisitions, assujettie à l'approbation des organismes de réglementation, est prévue pour le mois de juin 2004.

« C'est avec plaisir que nous nous associons à IQON et Synera, deux entreprises couronnés de succès qui partagent notre engagement d'offrir un service supérieur basé sur la confiance inspirée par la communication directe des conseillers », a déclaré William T. Holland, président et chef de la direction de CI. « Nous accueillons chaleureusement nos nouveaux conseillers et clients et nous sommes impatients de leur offrir un service exceptionnel ».

IQON est une importante entreprise de planification financière constituée d'un réseau d'environ 400 conseillers indépendants à travers le pays, qui déservent plus de 100 000 Canadiens et dont la gestion d'actif s'élève à plus de 4 milliards de dollars. L'entreprise, fondée en 1995, a son siège social à Winnipeg. Synera offre des services d'appui à presque 170 conseillers en assurance indépendants à travers le Canada. Synera a été fondée en 2002 par la Sun Life, suite à son acquisition de la Compagnie d'assurance vie Clarica.

M. Holland a déclaré que ces deux entreprises établiront une association solide avec Assante, société acquise par CI en novembre dernier. Assante offre une gamme complète de services de planification financière et de gestion des avoirs à travers un réseau de plus de 1 000 conseillers financiers indépendants. Assante possède environ 20 milliards de dollars en actifs sous administration.

« Cette transaction représente la fondation d'une alliance entre trois entreprises chefs de file dans le domaine des conseils financiers — Assante, IQON et Synera. Nous nous engageons à maintenir une structure fondée sur le réseau de conseillers indépendants et aussi d'offrir des solutions innovatrices aux Canadiens qui recherchent des conseils financiers » a déclaré Joseph C. Canavan, président et chef de la direction d'Assante.

IQON et Synera continueront d'opérer comme entreprises indépendantes sous la direction d'Assante, a déclaré M. Canavan. « La direction de ces entreprises est excellente et leurs conseillers sont de premier ordre. Notre objectif est d'entretenir leur expertise et de bâtir sur leurs

« Nous rechercherons des occasions qui nous permettront de partager l'expertise et les ressources que nous trouvons au sein des trois entreprises. Ceci afin de réaliser une amélioration du rapport coût-efficacité, d'améliorer leurs produits et services et de mieux répondre aux besoins de tous nos conseillers et clients. »

Le conseil d'administration de CI a approuvé l'acquisition de IQON et Synera conformément aux termes décrits ci-dessus. La Financière Sun Life possède environ 34 % des titres de CI actuellement en circulation. L'acquisition n'est pas assujettie à l'approbation d'autres détenteurs de parts de CI puisque la transaction est inférieure à la capitalisation boursière de CI d'au moins 25 %.

Assante est une entreprise canadienne de services financiers de pointe qui offre des solutions intégrées dans la gestion des avoirs par l'entremise de ses conseillers financiers. Assante offre ses services dans le but de créer de la richesse et de la prospérité pour les familles canadiennes. La page d'accueil d'Assante se trouve au www.assante.com.

CI Fund Management Inc. (TSX : CIX), une société de gestion de placements indépendante sous contrôle canadien, gérait un actif rapportant des commissions de 62 milliards de dollars au 31 mars 2004. À travers ses principales filiales d'opération, CI Mutual Funds Inc., Assante Corporation et Skylon Advisors Inc., CI offre une vaste gamme de choix de placements et de services, y compris une sélection sans égal de fonds de placement. Le site Web de CI se trouve au www.cifunds.com.

Ce communiqué de presse contient des énoncés prévisionnels pour la société, y compris ses transactions professionnelles et sa stratégie ainsi que son rendement financier et sa situation. Bien que la direction croie que les prévisions reflétées dans ces communiqués d'énoncés provisionnels sont raisonnables, elles impliquent des risques et des incertitudes. Les résultats actuels peuvent différer concrètement de ceux exprimés ou suggérés par les communiqués d'énoncés prévisionnels. Les facteurs qui pourraient causer la différence entre les prévisions et les résultats actuels sont, entre autres, les facteurs économiques généraux et commerciaux incluant le taux d'intérêt, la concurrence, les changements dans les réglementations gouvernementales ou dans les lois fiscales et d'autres facteurs mentionnés dans les documents archivés pertinents aux titres de placement des autorités réglementaires de temps à autre.

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Pour de plus amples renseignements, veuillez communiquer avec :

William T. Holland
Président et chef de la direction
CI Fund Management Inc.
(416) 364-1145

Joseph C. Canavan
Président et chef de la direction
Assante Corporation
(416) 304-6611

82-4994



CI FUND MANAGEMENT INC. Q3 REPORT

FEBRUARY 29, 2004



FINANCIAL HIGHLIGHTS

FEBRUARY 29,

(thousands of dollars, except per share amounts)	2004	2003	% change
As at February 29			
Total fee-earning assets	**62,000,701**	32,024,621	94
Managed retail assets	**44,575,704**	27,720,656	61
Redemption value of managed retail funds	**825,782**	720,763	15
Common shares outstanding	**295,192**	234,486	26
For the three month period			
Average managed retail assets	**42,539,008**	28,765,201	48
Total gross sales of managed retail funds	**2,449,958**	1,246,562	97
Total redemptions of managed retail funds	**1,687,358**	1,313,832	28
Total net sales of managed retail funds	**762,600**	(67,270)	n/a
Net income	**86,979**	21,689	301
Earnings per share	**0.29**	0.09**	222
EBITDA*	**145,515**	86,956	67
EBITDA* per share	**0.49**	0.36**	36
Dividends per share	**0.10**	0.08	25
Average common shares outstanding	**295,553**	234,542	26
For the nine month period			
Average managed retail assets	**34,914,017**	27,181,730	28
Total gross sales of managed retail funds	**4,554,457**	3,219,675	41
Total redemptions of managed retail funds	**4,137,008**	3,495,742	18
Total net sales of managed retail funds	**417,449**	(276,067)	n/a
Net income	**145,645**	60,639	140
Earnings per share	**0.56**	0.27**	107
EBITDA*	**308,300**	251,780	22
EBITDA* per share	**1.19**	1.11**	7
Dividends per share	**0.28**	0.21	33
Average common shares outstanding	**259,008**	221,621	17

*EBITDA (Earnings before interest, taxes, depreciation and amortization) is a non-GAAP earnings measure; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

**During the nine month period ended February 28, 2003, stock options were share-settled and the diluted earnings per share and diluted EBITDA per share were calculated using the treasury stock method. On April 9, 2003, CI introduced a cash settlement

DEAR SHAREHOLDERS:

MARKET REVIEW

Global markets during CI's quarter ended February 29, 2004, experienced their strongest gains in over five years, continuing the positive trend of the prior three quarters. During the quarter, the S&P/TSX Composite Index returned 12.3%, the S&P 500 Index rose 11.9%, the Dow Jones Industrial Average rose 12.0%, the NASDAQ Composite Index rose 6.8% and the MSCI World Index rose 13.2%. (All index returns are in Canadian dollars.) From a Canadian perspective, the gains in foreign markets were aided by the decline in the Canadian dollar, which fell 2.6% to $0.75 U.S. during the quarter.

The positive market returns were reflected in overall mutual fund sales. Industry net sales, as reported by the Investment Funds Institute of Canada (IFIC), continued to trend upward, with $8.0 billion in net sales for the quarter ended February 29, 2004. This compared with industry net redemptions of $328 million for the quarter ended February 28, 2003, and industry net sales of $589 million for the quarter ended November 30, 2003.

OPERATING REVIEW

CI's operating and financial results for the quarter ended February 29, 2004, include the results of Synergy Asset Management Inc. ("Synergy"), Skylon Capital Corp. ("Skylon") and Assante Corporation ("Assante") for the entire period, as all acquisitions closed in the preceding quarter. For details of the accounting treatment of these acquisitions, reference is made to Note 2 accompanying the financial statements for the quarter ended February 29, 2004.

WILLIAM T. HOLLAND
President and Chief Executive Officer



CI's total managed assets at February 29, 2004, were $49.6 billion, up 59% from $31.2 billion at February 28, 2003, and up 11% from $44.8 billion at November 30, 2003. The increase of $18.4 billion from February 28, 2003, was attributed to $9.3 billion of acquired assets (represented by $7.0 billion of assets from the Assante acquisition, $1.5 billion from the Synergy acquisition, and $0.8 billion from the Skylon acquisition), market appreciation of approximately $7.3 billion, $1.7 billion in increased institutional assets from a combination of new assets and market appreciation, and $97 million of net sales of CI's funds.

At February 29, 2004, CI had total fee-earning assets of $62.0 billion, comprised of managed assets of $49.6 billion, $11.7 billion of assets under administration at Assante (net of $8.0 billion of assets included in managed assets), and $0.7 billion of other administered assets, which were primarily labour-sponsored funds.

CI's managed assets of $49.6 billion were comprised of $35.3 billion in mutual and segregated funds ($27.7 billion at February 28, 2003), $8.0 billion of assets under management in proprietary funds at Assante

(nil at February 28, 2003), $5.0 billion in institutional assets ($3.3 billion at February 28, 2003), $0.2 billion of managed labour-sponsored fund assets (nil at February 28, 2003) and $1.1 billion in structured products ($0.2 billion at February 28, 2003). The $35.3 billion in mutual and segregated funds included $1.8 billion in Class I funds (for which CI negotiates the management fees with institutional clients) and $0.2 billion in Class F funds (which have reduced management fees, but pay no trailer fees to financial advisors). At February 28, 2003, Class I and Class F funds had $1.0 billion and $0.1 billion in assets, respectively.

Average managed assets for the quarter were approximately $47.2 billion, and included average managed institutional assets of $4.7 billion and average managed retail assets of $42.5 billion which were up 48% from $28.8 billion for the quarter ended February 28, 2003. This was comprised of average mutual and segregated fund assets of $34.0 billion ($28.8 billion for the quarter ended February 28, 2003), average Assante proprietary funds of $7.4 billion, average managed labour-sponsored fund assets of $0.2 billion, and average structured product assets of $0.9 billion. Average institutional assets of $4.7 billion were up 31% from $3.6 billion in the quarter ended February 28, 2003. Total managed assets at February 29, 2004, of $49.6 billion were 5% above the $47.2 billion of average managed assets for the quarter ended February 29, 2004.

CI's assets as reported to IFIC were $33.5 billion at February 29, 2004. This figure is $11.1 billion below CI's actual $44.6 billion in managed retail assets because IFIC uses a narrow definition of assets under management that does not include the $8.0 billion of Assante proprietary funds, $1.8 billion of segregated funds and hedge funds, $0.2 billion of managed labour-sponsored funds and $1.1 billion of structured products. As such, CI's assets as reported by IFIC should not be used

CI FEE-EARNING ASSET PROFILE

As at February 29, (billions of dollars)	2004	2003	% change
Mutual/segregated funds	**35.3**	27.7	27
Assante funds	**8.0**	–	n/a
Managed labour-sponsored funds	**0.2**	–	n/a
Structured products	**1.1**	0.2	450
Managed retail assets	**44.6**	27.9	60
Managed institutional assets	**5.0**	3.3	52
Total managed assets	**49.6**	31.2	59
Other administered funds	**0.7**	0.8	-13
Assante assets under administration (net of Assante funds)	**11.7**	–	n/a
Total fee-earning assets	**62.0**	32.0	94

when determining overall assets under management, product sales or conducting financial analysis of CI.

CI had overall net sales in its funds during the quarter of $762.6 million. This compares with $67.3 million of net redemptions for the quarter ended February 28, 2003, and $314.4 million of net redemptions in the quarter ended November 30, 2003. During the quarter net sales were as follows: CI segregated and mutual funds, $252.2 million; and Assante proprietary products, $184.4 million. CI also sold $326.0 million in labour-sponsored funds and structured products.

During the quarter, CI continued to be one of the industry's leaders for performance as measured by Morningstar Canada fund rankings. At February 29, 2004, CI had 23 funds with the top five-star rating, maintaining its position of being ranked as one of the top two companies in the industry over the past two years based on total five-star funds.

FINANCIAL REVIEW

Three months ended February 29, 2004
The majority of CI's income relates to the asset management segment which offers funds through brokers, independent financial planners, insurance advisors, Assante financial advisors, and Clarica financial advisors. With Assante, CI acquired an asset administration segment. The revenues and expenses of these segments are summarized in Note 3 to the financial statements and described in the detailed discussion of revenues and expenses below.

Total revenues for the quarter ended February 29, 2004, were $255.0 million, compared with $149.6 million in the prior year – an increase of 70%. The increase resulted from the higher level of fee-earning assets produced by market appreciation and the acquisitions of Synergy, Skylon and Assante in the quarter ended November 30, 2003. The most significant component of revenues for the quarter was management fees, which increased by 56% from $132.3 million in the quarter ended February 28, 2003, to $205.8 million in fiscal 2004.

Administration fees are predominantly fees earned on assets under administration in the Assante business, but also include fees earned from certain labour-sponsored funds and the administration of third-party assets. Administration fees rose from $1.2 million in the prior year to $26.5 million, primarily due to revenues earned by Assante on assets under administration ($25.2 million versus nil in fiscal 2003). Administration fees from the Assante business should be considered in conjunction with investment dealer fee expenses, which represent payments to Assante investment advisors on assets under administration and which are described below.

Redemption fees for the quarter decreased from $12.3 million to $11.5 million in fiscal 2004, due to a decline in overall redemptions

of CI funds that are subject to redemption fees and to the fact that assets subject to redemption fees are aging and therefore have lower applicable redemption fee rates.

Performance fees of $2.6 million ($0.1 million in the quarter ended February 28, 2003) were realized during the quarter. Performance fees are generally based on calendar year results for the funds that generate them.

Other income was $8.5 million for the quarter ended February 29, 2004, up 73% from the prior year. This was primarily non-administrative fee income earned by Assante of $3.1 million (nil in the prior year), income from CI's U.S. subsidiary, BPI Global Asset Management LLP, of $4.9 million, up from $3.9 million in the prior year due to increased institutional assets.

There was a gain on marketable securities of $0.1 million during the period, compared with a realized loss of $1.1 million in the prior year.

Selling, general and administrative ("SG&A") expenses rose 53% from $29.6 million to $45.3 million. Included in SG&A expenses is a reversal to net SG&A expense of $7.1 million related to stock option expense accrual (nil in fiscal 2003). Under the accounting rules for options with a cash settlement election, the potential cash payment is accrued over the vesting period of the option, adjusted for any payments made. The expense reversal reflected the impact of a $0.69 decrease in the price of CI common shares from $15.74 at November 30, 2003, to $15.05 at February 29, 2004.

A large component of the SG&A expenses are expenses incurred in the operation of the mutual and segregated funds (which are recovered from the funds generally as incurred), which rose from $24.1 million to $30.6 million. The increase in the cost of fund operations reflected the additional cost of the Synergy and Assante assets acquired in fiscal 2004. Due to the achievement of cost synergies on the acquired assets, combined with the benefits of economies of scale created by the market appreciation of the CI funds, the 27% cost increase was significantly below the 48% increase in average assets for the same period.

As a result, fund operating expenses as a percentage of managed retail assets declined 15% to 28.9 basis points for the quarter ended February 29, 2004, from 33.9 basis points in the quarter ended February 28, 2003. If Assante assets are excluded, fund operating expenses were 27.6 basis points, down 19% from the prior year. This reduction directly benefits unitholders in CI's funds.

SG&A expenses, net of expenses recovered from the funds, rose from $5.5 million in fiscal 2003 to $14.7 million in fiscal 2004. Net SG&A expenses include the effect of the option expense reversal of $7.1 million as described above. Net SG&A expenses for the quarter excluding this reversal were

$21.8 million. The majority of the increase in net SG&A expenses was due to SG&A expenses of the acquired Assante operations pertaining to its asset management and dealership activities. Net SG&A expenses related to CI's business excluding Assante and the option expense reversal were $4.6 million for the quarter, down slightly from the $5.5 million in the prior year, as CI was able to hold net SG&A expense growth well below the growth in related managed assets. Net SG&A expenses attributable to the Assante business were $17.2 million, of which $7.6 million was attributable to the asset management segment, $7.7 million was attributable to the asset administration segment, and $1.9 million was attributable to the other segment.

Investment adviser fees were $16.4 million for the quarter, up 26% from $13.0 million, considerably below the 48% increase in average assets. This resulted in the cost of investment adviser fees declining from 18.3 basis points to 15.5 basis points. This was achieved through cost efficiencies realized by rationalizing investment management activities, efficiencies gained from market appreciation of the managed assets and changes to existing contracts.

Investment dealer fees are the direct costs attributable to the operation of the Assante dealership, including payments to financial advisors based on the revenues generated from assets under administration. These fees were $18.8 million (nil for the quarter ended February 28, 2003) and should be viewed in conjunction with administrative fee revenue of $25.2 million as described above when calculating the gross contribution of the dealership operation before general and operating expenses.

Trailer fees rose from $39.3 million in fiscal 2003 to $55.8 million in fiscal 2004, an increase of 42%. This increase, which was slightly below the 48% increase in average assets, reflected the trailer fees on the Skylon, Synergy and Assante assets, as well as market appreciation of CI's funds.

Distribution fees to limited partnerships declined from $1.6 million to $1.4 million due to the redemption of assets that had commissions funded by the limited partnerships. CI has not financed commissions with limited partnerships since 1994; however, BPI Financial Corporation, which CI acquired in 1999, used limited partnerships until 1997.

Amortization of deferred sales commissions fell from $46.0 million to $7.5 million. The decline reflected the completion of the amortization of the majority of the deferred sales commissions from CI's record industry-leading sales in 2000 and the revision, commencing on June 1, 2003, of CI's accounting estimate for the period of amortization of deferred sales commissions from 36 months to 84 months. The revised period was determined by management to be consistent with the period over which CI currently benefits

from the sales commissions paid and it improves the comparability of CI's financial results with other companies.

Interest expense increased from $1.4 million in fiscal 2003 to $2.9 million in fiscal 2004 because of the higher levels of debt associated with CI's acquisition of Skylon, Synergy and Assante.

Other expenses increased from $2.7 million in fiscal 2003 to $3.0 million in fiscal 2004. These expenses are primarily related to the management of institutional assets at CI's U.S. subsidiaries, which increased to $2.5 million from $2.4 million in the prior year.

Minority interest for the quarter ended February 29, 2004, was $1.5 million, up slightly from $1.1 million in the prior year. Minority interest is the 34% of BPI Global Asset Management owned by the investment managers of that firm.

Income before taxes was $132.3 million for the quarter ended February 29, 2004, an increase of 320% from $31.5 million in the prior year. The income tax provision increased from $9.8 million in fiscal 2003 to $45.3 million in the current year. Of the $45.3 million tax expense, $9.2 million was represented by current taxes and $36.1 million by future taxes. The high level of future taxes resulted from the timing differential between the expensing of sales commissions and the amortization of the commissions, and the utilization of $55 million in tax losses available on the acquisition of Synergy.

Net income for the period was $87.0 million ($0.29 per share), compared with net income of $21.7 million ($0.09 per share) in the prior year. Adjusted for the expense reversal related to option expense, net income was $82.7 million or $0.28 per share. This reflected an increase in the overall profitability of CI and a reduction in the amount of amortization of deferred sales commissions.

EBITDA, free cash flow and operating margin, which are discussed below, are non-GAAP (generally accepted accounting principles) earnings measures; however, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $145.5 million ($0.49 per share) for the quarter, an increase of 67% from $87.0 million ($0.37 per share) in fiscal 2003. Net of the effect of the option expense reversal, EBITDA was $138.4 million ($0.47 per share) for the quarter ended February 29, 2004.

Free cash flow (operating cash flow less sales commissions and minority interest) for the quarter was $86.2 million, up from $40.6 million in the prior fiscal year. The primary contributor to the increase in free cash flow was the increase in profitability and

in future income taxes, offset partly by an increase in sales commissions paid during the quarter. Free cash flow was approximately three times the $29.6 million dividend ($0.10 per share) paid during the quarter.

CI's operating margin (management fees less trailer fees, investment advisor fees and net SG&A expenses as a percentage of average managed retail assets, but excluding the effect of the option expense as described above) on its asset management business was 1.15% for the quarter, up from 1.05% in the prior year. The increase from the prior year was attributable to higher management fees, which rose from 1.87% to 1.95%; lower investment adviser fees, which declined from 0.18% to 0.16%; lower trailer fees, which fell from 0.55% to 0.53% and higher net SG&A expenses, which increased from 0.08% to 0.11%.

Nine months ended February 29, 2004

Total revenues for the nine months ended February 29, 2004, were $580.7 million, compared with $432.5 million in the prior year – an increase of 34%. The increase resulted from the higher level of fee-earning assets produced by market appreciation and the acquisitions of Synergy, Skylon and Assante. These results include the operations of Synergy, Skylon and Assante only from the date of closing of each acquisition (October 6, 2003, November 7, 2003, and November 14, 2003, for Synergy, Skylon and Assante, respectively) to the end of the period.

The most significant component of revenues for the nine months was management fees, which increased by 31% from $375.6 million for the nine months ended February 28, 2003, to $493.7 million in fiscal 2004.

Administration fees include fees earned on assets under administration in the Assante business, from certain labour-sponsored funds and the administration of third-party assets. Administration fees rose 758% from $3.8 million to $32.6 million, primarily due to revenues earned by Assante through its assets under administration ($29.0 million versus nil in fiscal 2003).

Redemption fees for the nine months decreased from $38.6 million to $31.4 million in fiscal 2004, due to a decline in the overall redemptions of CI funds that are subject to redemption fees and to the fact that assets subject to redemption fees are aging and therefore have lower applicable redemption fee rates.

Performance fees of $2.8 million ($0.1 million in the nine months ended February 28, 2003) were recognized for fiscal 2004, reflecting the actual performance fees that were earned for the 2003 calendar year.

There were gains on marketable securities of $0.4 million, compared with a realized loss of $3.7 million in the prior year.

Other income was $19.9 million for the nine months ended February 29, 2004, up 9% from the prior year. This was primarily

income from CI's U.S. subsidiary, BPI Global Asset Management LLP, of $13.9 million, up from $12.2 million in the prior year due to increased institutional assets; as well as non-administrative fee income earned by Assante of $3.7 million (nil in the prior year).

SG&A expenses rose 59% from $83.8 million to $133.1 million. A large component of the SG&A expenses were expenses incurred in the operation of the mutual and segregated funds, including the Assante proprietary funds (which are recovered from the funds generally as incurred), which rose from $68.2 million to $79.0 million. The increase in the cost of fund operations reflected the additional cost of Synergy and Assante assets acquired in fiscal 2004 and the fact that the cost of the Spectrum Investment Management Limited and Clarica Diversico Ltd. operations acquired in July 2002 were not reflected in the full nine months of the prior fiscal year. Due to the achievement of cost synergies, the 16% cost increase was significantly below the 28% increase in average assets for the same period – resulting in the fund operating costs as a percentage of assets declining from the prior year. Compared with the nine months ended February 2003, fund operating expenses as a percentage of managed retail assets declined 10% from 33.6 basis points to 30.2 basis points for the nine months ended February 29, 2004.

SG&A expenses, net of expenses recovered from the funds, rose from $15.6 million in fiscal 2003 to $54.1 million in fiscal 2004. The majority of the increase was due to $18.4 million related to option expense (nil in fiscal 2003). Under the accounting rules for options with a cash settlement election, the potential cash payment is accrued over the vesting period of the option, adjusted for any payments made. The $18.4 million expense reflected the impact of a $3.15 increase in the price of CI common shares from $11.90 at May 31, 2003, to $15.05 at February 29, 2004.

Excluding the option expense, net SG&A expenses rose from $15.6 million in the prior year to $35.7 million for the nine months ended February 29, 2004. The majority of the increase was due to net SG&A expenses of the Assante operations ($20.4 million versus nil in the prior year) and the overall effect of acquiring the Spectrum, Clarica Diversico, Skylon and Synergy businesses.

Investment adviser fees rose 8% from $37.9 million in fiscal 2003 to $41.1 million in fiscal 2004. This compares with a 28% increase in average assets. The net effect was a decrease in the cost of investment adviser expense to 15.7 basis points from 18.6 basis points in the prior year. The decrease was achieved through cost efficiencies realized by rationalizing investment management activities and changes to existing contracts.

Direct costs attributable to the operation of the Assante dealership were $21.6 million (nil for the nine months ended February 28, 2003) and should be considered in conjunc-

"THE INCREASE IN NET INCOME RESULTED FROM THE INCREASE IN THE OVERALL PROFITABILITY OF CI AND THE REDUCTION IN THE AMOUNT OF AMORTIZATION OF DEFERRED SALES COMMISSIONS."

tion with administrative fees earned by the Assante dealership as described under administration fees above of $29.0 million.

Trailer fees rose from $111.1 million in fiscal 2003 to $140.4 million in fiscal 2004, an increase of 26%. This increase is a result of the trailer fees on the additional Skylon, Synergy and Assante assets, market appreciation of CI's funds and the fact that trailer fees on the Spectrum and Clarica Diversico assets were not reflected in the full nine months of fiscal 2003. In basis points, trailer fee expense fell slightly from 54.7 basis points to 53.7 basis points.

Distribution fees to limited partnerships declined from $5.4 million to $4.3 million due to the redemption of assets that had commissions funded by the limited partnerships.

Amortization of deferred sales commissions fell from $143.7 million to $23.0 million. The decline reflected the completion of the amortization of the majority of the deferred sales commissions from CI's record sales in 2000 and the revision, commencing on June 1, 2003, of CI's accounting estimate for the amortization period of deferred sales commissions from 36 months to 84 months, as described earlier.

Interest expense increased from $4.0 million in fiscal 2003 to $6.4 million in fiscal 2004 because of higher levels of debt associated with CI's acquisition of Skylon, Synergy and Assante.

There was no adjustment to the value of marketable securities in fiscal 2004 compared with a $7.5 million reduction in fiscal 2003 (which was reversed in the fourth quarter of fiscal 2003).

Other expenses increased from $8.9 million in fiscal 2003 to $10.2 million in fiscal 2004. These expenses are primarily related to the management of institutional assets at CI's U.S. subsidiaries, which were $7.5 million compared with $7.0 million in the prior year, and miscellaneous expenses related to strategic activities of $2.3 million ($0.5 million in the prior year).

Expenses associated with CI's third-party processing business were nil, down from $1.4 million in the prior year.

Minority interest expense for the nine months ended February 29, 2004, was $4.0 million, up slightly from $3.4 million in the prior year. Minority interest is the 34% of BPI Global Asset Management

owned by the investment managers of that firm.

Income before taxes was $275.0 million for the nine months ended February 29, 2004, an increase of 189% from $95.0 million in the prior year.

The income tax provision increased from $34.4 million in fiscal 2003 to $129.4 million in the current year. The increase includes a $30.9 million non-cash charge relating to higher future tax rates that resulted from legislated increases to tax rates after December 31, 2003, which increased CI's long-term tax rate from 30% to 36%. Of this amount, $24 million relates specifically to fund management contracts acquired in the prior fiscal year for which $120 million of future income taxes were previously recorded on the balance sheet. The $24 million adjustment to the balance sheet to increase the future tax liability on fund management contracts to $144 million was charged to the income statement during the second quarter.

Net income for the period was $145.6 million ($0.56 per share), compared with net income of $60.6 million ($0.27 per share) in the prior year. Net income includes the effect of an additional $24 million of future income taxes as described above. Adjusted for this, net income would have been $169.6 million ($0.65 per share), an increase of 180% from the prior year. The increase in net income resulted from the increase in the overall profitability of CI and the reduction in the amount of amortization of deferred sales commissions.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $308.3 million ($1.19 per share) for the nine months, an increase of 22% from $251.8 million ($1.11 per share) in fiscal 2003.

Free cash flow (operating cash flow less sales commissions and minority interest) for the nine months was $173.5 million, up from $125.6 million in the prior fiscal year. The primary contributor to the increase in free cash flow was the increased profitability over the period and the deferral of current taxes in fiscal 2004 through the utilization of $55.0 million of tax losses arising from the Synergy acquisition, offset partly by an increase in sales commissions paid during the nine months to $82.1 million from $54.7 million in the prior year.

CI's operating margin (management fees less trailer fees, investment advisor fees and net SG&A expenses as a percentage of average managed retail assets, but excluding the effect of the option expense as described above) on its asset management business was 1.11% for the nine months, up from 1.04% in the prior year. The change was attributable to higher management fees, which rose from 1.85% to 1.89%; lower investment adviser fees, which declined from 0.19% to 0.16%; lower trailer fees, which fell from 0.55% to 0.54%; and asset management net SG&A expenses, which remained at 0.08%.

FINANCIAL POSITION

Debt, net of cash and marketable securities, was $230.1 million, up from $91.4 million at May 31, 2003. The increase in net debt resulted from the acquisition of Skylon, Synergy and Assante.

In the third quarter of fiscal 2004, CI repurchased 650,000 shares at a total cost of $9.5 million or $14.63 per share. This brought total purchases for the fiscal year-to-date to 1.7 million shares at an average price of $12.74 per share. Total consideration was $21.4 million. In addition, 5.0 million fewer shares of CI were issued during the second quarter of fiscal 2004, as a result of CI's "toehold" position in Assante shares. The effective cost of the CI shares not issued was $11.08 per share. On February 29, 2004, CI shares closed at $15.05 on the Toronto Stock Exchange.

At February 29, 2004, CI had $12.9 million in marketable securities, which are primarily seed investments in CI's hedge funds and mutual funds.

At February 29, 2004, CI's balance sheet included, as an asset, $147.1 million of Assante clients' funds held in trust. An off-setting liability in an equivalent amount was recorded in current liabilities as trust funds payable. These funds are held independently from CI and do not represent funds available to CI or Assante.

Accounts receivable and prepaid expenses increased from $41.1 million on May 31, 2003, to $102.8 million on February 29, 2004. The majority of the increase relates to management fees receivable on the Assante assets.

Income taxes recoverable were $8.1 million at February 29, 2004, up from $6.1 million at May 31, 2003, and arose primarily from $55 million of tax losses available from the acquisition of Synergy.

Future income tax assets were $15.7 million on February 29, 2004, up from $9.9 million at year-end. The increase was a result of the future tax asset relating to the stock-based compensation.

Capital assets were $24.4 million at February 29, 2004, up from $4.7 million at May 31, 2003. The increase was a result of the acquisition of Assante, which has a significant investment in capital assets related to its dealerships and asset management operations.

The increase in fund administration contracts ($32.2 million versus nil at year end), fund management contracts ($979.2 million versus $432.6 million at year end) and goodwill ($921.1 million versus $329.7 million at year end) are related to the acquisition of Skylon, Synergy and Assante and are described in Note 2 to the consolidated financial statements for the quarter ended February 29, 2004.

> "THE OUTLOOK FOR THE ASSANTE BUSINESS CONTINUES TO BE STRONG, AS POSITIVE SALES AND ASSET APPRECIATION HAVE CONTINUED SINCE CI ACQUIRED THE BUSINESS."

Accounts payable increased from $42.0 million at May 31, 2003, to $118.9 million at February 29, 2004. The increase relates to the addition of the Assante business – primarily trailer fees and asset-related payouts to advisors.

The liability for stock-based compensation was $42.4 million at February 29, 2004 and $31.2 million at May 31, 2003. This reflects the accrued liability on a cash payment basis for options on CI common shares based on a period-end price of $15.05. When paid, the payment is fully deductible for tax purposes at the prevailing corporate rate at the time of payment, which is reflected as a future income tax asset.

At February 29, 2004, CI's total debt was $281.4 million, of which $11.7 million is classified as current. The debt is part of CI's $350 million revolving bank loan facility, which is reviewed annually in December. The current portion refers to amounts that would be required to be repaid within 12 months of February 29, 2004, if the facility were not renewed. At February 29, 2004, there was $68.6 million in available unused borrowing capacity.

Future income tax liabilities at February 29, 2004, were $419.0 million, up from $169.7 million at May 31, 2003. The increase resulted from the setup of the future tax liability related to the fund management and administration contracts for the three acquisitions, as well as the impact of legislated increases in future tax rates, as previously discussed.

At February 29, 2004, CI's mutual fund assets had a terminal redemption value of $825.8 million.

OUTLOOK

Since February 29, 2004, markets have continued to rise. As at April 12, 2004, CI's managed assets were $51.0 billion, up 8% from the average managed assets of $47.2 billion for CI's quarter ended February 29, 2004.

On a consolidated basis with Assante, CI reported positive net sales of $219 million for the month of March 2004.

The integration of Synergy was completed in record time, allowing CI to reduce the Synergy fund operating expenses by 35%, with the expectation of a larger decline in early fiscal 2005. This directly benefits the investors in the Synergy funds and enhances the funds' appeal to new investors. A similar situation exists with the Spectrum and Clarica Diversico funds whose fund operating expenses are now approximately 35% lower than when CI acquired those companies. CI's fund operating expenses are at their lowest levels ever (as a percentage of assets), benefiting unitholders and improving the competitiveness of the overall CI product line.

The outlook for the Assante business continues to be strong, as positive sales and asset appreciation have continued since CI acquired the business. In addition, CI has initiated changes to the overall administration of the Assante proprietary products, which will reduce the operating expenses of those funds in early fiscal 2005 to the benefit of investors in those funds.

CI is also utilizing its available technology to upgrade the back-office operations of the Assante dealership which will significantly improve customer service to Assante clients and the products and services provided to Assante advisors.

With the effect of market appreciation on CI's total fee-earning assets and the expected contribution from those higher assets, CI's cash flow will significantly exceed CI's requirements for funding new sales in the foreseeable future. As a result, surplus funds should be available to pay dividends and meet any other operational cash requirements, including debt service costs or the repurchase of shares under CI's normal course issuer bid.

The Board of Directors declared a quarterly dividend of $0.125 per common share payable on June 15, 2004, to shareholders of record on June 1, 2004. This is up 56% from the cash dividend of $0.08 per common share paid on June 15, 2003.

WILLIAM T. HOLLAND
President and Chief Executive Officer



CONSOLIDATED STATEMENTS OF

INCOME AND DEFICIT

FOR THE THREE MONTHS ENDED FEBRUARY 29, (UNAUDITED)

(thousands of dollars, except per share amounts)	2004	2003
REVENUE		
Management fees	205,807	132,311
Administration fees	26,460	1,218
Redemption fees	11,536	12,268
Performance fees	2,642	53
Gain (loss) on sale of marketable securities	126	(1,133)
Other income	8,477	4,932
	255,048	149,649
EXPENSES		
Selling, general and administrative	45,283	29,604
Less: expenses recovered from funds	30,603	24,066
Net selling, general and administrative	14,680	5,538
Investment adviser fees	16,429	13,001
Investment dealer fees	18,826	–
Trailer fees	55,810	39,332
Distribution fees to limited partnerships	1,377	1,570
Amortization of deferred sales commissions *[note 1(a)]*	7,478	46,049
Amortization of fund contracts *[note 1(c)]*	700	–
Interest	2,948	1,364
Adjustment to marketable securities	–	7,500
Other	3,047	2,693
	121,295	117,047
Minority interest	1,484	1,091
Income before income taxes	132,269	31,511
Provision for income taxes		
Current	9,181	22,221
Future	36,109	(12,398)
	45,290	9,823
Net income for the period	86,979	21,688
Deficit, beginning of period	(297,334)	(295,225)
Cost of shares repurchased in excess of stated value *[note 5(c)]*	(5,681)	(8,715)
Dividends declared	(29,578)	(18,738)
Deficit, end of period	(245,614)	(300,990)
Earnings per share	0.29	0.09
Diluted earnings per share *[note 5(d)]*	0.29	0.09

(see accompanying notes)

CONSOLIDATED STATEMENTS OF

INCOME AND DEFICIT

FOR THE NINE MONTHS ENDED FEBRUARY 29, (UNAUDITED)

(thousands of dollars, except per share amounts)	2004	2003
REVENUE		
Management fees	**493,655**	375,550
Administration fees	**32,566**	3,792
Redemption fees	**31,428**	38,578
Performance fees	**2,795**	105
Gain (loss) on sale of marketable securities	**385**	(3,722)
Other income	**19,901**	18,204
	580,730	432,507
EXPENSES		
Selling, general and administrative	**133,081**	83,809
Less: expenses recovered from funds	**79,028**	68,244
Net selling, general and administrative	**54,053**	15,565
Investment adviser fees	**41,126**	37,906
Investment dealer fees	**21,642**	–
Trailer fees	**140,404**	111,142
Distribution fees to limited partnerships	**4,265**	5,353
Amortization of deferred sales commissions *[note 1(a)]*	**22,955**	143,667
Amortization of fund contracts *[note 1(c)]*	**700**	–
Interest	**6,391**	4,049
Adjustment to marketable securities	**–**	7,500
Other	**10,175**	8,903
	301,711	334,085
Minority interest	**3,974**	3,427
Income before income taxes	**275,045**	94,995
Provision for income taxes		
Current	**59,181**	71,152
Future *[note 6]*	**70,219**	(36,796)
	129,400	34,356
Net income for the period	**145,645**	60,639
Deficit, beginning of period	**(305,932)**	(236,690)
Cost of shares repurchased in excess of stated value *[note 5(c)]*	**(13,457)**	(78,969)
Dividends declared	**(71,870)**	(45,970)
Deficit, end of period	**(245,614)**	(300,990)
Earnings per share	**0.56**	0.27
Diluted earnings per share *[note 5(d)]*	**0.56**	0.27

(see accompanying notes)



CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED FEBRUARY 29, (UNAUDITED)

(thousands of dollars)	**2004**	2003
OPERATING ACTIVITIES		
Net income for the period	**86,979**	21,688
Add (deduct) items not involving cash		
Amortization of capital assets and deferred lease inducements	**2,820**	532
Amortization of deferred sales commissions and fund contracts	**8,178**	46,049
Future income taxes	**36,109**	(12,398)
(Gain) loss on sale of marketable securities	**(126)**	1,132
Stock-based compensation	**(9,100)**	–
Adjustment to marketable securities	**–**	7,500
Minority interest	**1,484**	1,091
Operating cash flow	**126,344**	65,594
Net change in non-cash working capital balances related to operations	**(39,728)**	(18,045)
Cash provided by operating activities	**86,616**	47,549
INVESTING ACTIVITIES		
Additions to capital assets	**(2,129)**	(78)
Purchase of marketable securities	**(6,615)**	(1,009)
Proceeds on sale of marketable securities	**9,109**	9,640
Sales commissions	**(38,699)**	(23,889)
Cash used in investing activities	**(38,304)**	(15,336)
FINANCING ACTIVITIES		
Long-term debt	**1,925**	(7,500)
Repurchase of share capital	**(9,513)**	(14,448)
Issuance of share capital	**989**	6,537
Distributions to minority interest	**(1,311)**	(2,115)
Dividends paid to shareholders	**(29,578)**	(18,738)
Cash used in financing activities	**(37,488)**	(36,264)
Net increase (decrease) in cash during the period	**10,824**	(4,051)
Cash, beginning of period	**27,507**	5,195
Cash, end of period	**38,331**	1,144

(see accompanying notes)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED FEBRUARY 29, (UNAUDITED)



(thousands of dollars)	**2004**	2003
OPERATING ACTIVITIES		
Net income for the period	**145,645**	60,639
Add (deduct) items not involving cash		
Amortization of capital assets and deferred lease inducements	**3,908**	1,569
Amortization of deferred sales commissions and fund contracts	**23,655**	143,667
Future income taxes	**70,219**	(36,796)
(Gain) loss on sale of marketable securities	**(385)**	3,722
Stock-based compensation	**12,632**	–
Adjustment to marketable securities	**–**	7,500
Minority interest	**3,974**	3,427
Operating cash flow	**259,648**	183,728
Net change in non-cash working capital balances related to operations	**(16,882)**	(70,738)
Cash provided by operating activities	**242,766**	112,990
INVESTING ACTIVITIES		
Additions to capital assets	**(3,303)**	(219)
Purchase of marketable securities	**(31,532)**	(53,694)
Proceeds on sale of marketable securities	**14,824**	40,404
Sales commissions	**(82,141)**	(54,723)
Cash paid on acquisitions, including transaction costs, net of cash acquired *[note 2]*	**(411,937)**	–
Cash acquired on acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd., net of transaction costs	**–**	9,744
Cash used in investing activities	**(514,089)**	(58,488)
FINANCING ACTIVITIES		
Long-term debt	**137,373**	84,500
Repurchase of share capital	**(21,392)**	(99,413)
Issuance of share capital	**267,370**	8,046
Distributions to minority interest	**(3,600)**	(3,629)
Dividends paid to shareholders	**(71,870)**	(45,970)
Cash provided by (used in) financing activities	**307,881**	(56,466)
Net increase (decrease) in cash during the period	**36,558**	(1,964)
Cash, beginning of period	**1,773**	3,108
Cash, end of period	**38,331**	1,144

(see accompanying notes)



CONSOLIDATED
BALANCE SHEETS

(thousands of dollars)	As at February 29, 2004 (unaudited)	As at May 31, 2003
ASSETS		
Current		
Cash	**38,331**	1,773
Trust funds on deposit	**147,069**	–
Marketable securities	**12,915**	50,789
Accounts receivable and prepaid expenses	**102,761**	41,143
Income taxes recoverable	**8,093**	6,090
Future income taxes	**15,654**	9,932
Total current assets	**324,823**	109,727
Capital assets	**24,356**	4,689
Deferred sales commissions, net of accumulated amortization of $255,757 (May 31, 2003 - $233,003)	**221,162**	145,876
Fund administration contracts	**32,175**	–
Fund management contracts	**979,207**	432,582
Goodwill	**921,085**	329,680
Other assets	**9,523**	3,096
	2,512,331	1,025,650
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**118,922**	42,014
Trust funds payable	**147,069**	–
Stock-based compensation	**42,366**	31,223
Deferred revenue *[note 1(b)]*	**4,118**	–
Current portion of long-term debt	**11,724**	24,000
Total current liabilities	**324,199**	97,237
Long-term debt	**269,649**	120,000
Deferred lease inducements	**2,837**	3,213
Future income taxes	**418,998**	169,653
Total liabilities	**1,015,683**	390,103
Minority interest	**1,432**	2,822
Shareholders' equity		
Share capital *[note 5]*	**1,740,830**	938,657
Deficit	**(245,614)**	(305,932)
Total shareholders' equity	**1,495,216**	632,725
	2,512,331	1,025,650

(see accompanying notes)

1. ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited interim consolidated financial statements conform with those presented in CI Fund Management Inc.'s May 31, 2003 audited annual consolidated financial statements except for the following:

a) Effective June 1, 2003, CI revised its accounting estimate for the period of amortization of deferred sales commissions from 36 months to 84 months. The revised estimate period has been determined by management to be consistent with the period over which CI currently benefits from the sales commissions paid.

b) Effective November 14, 2003, CI supplemented its revenue recognition policy such that management fees received in advance of amounts earned are disclosed separately as deferred revenue. Prior to this date, CI did not receive management fees in advance of amounts earned.

c) Effective December 1, 2003, CI started to amortize certain fund contracts acquired in November 2003 over their estimated useful lives. Fund administration contracts of $32.5 million are being amortized over 25 years and fund management contracts of $12 million are being amortized over 8 years.

2. BUSINESS ACQUISITIONS

On October 6, 2003, CI completed its acquisition of all of the outstanding common shares of Synergy Asset Management Inc., manager of the Synergy mutual funds. As consideration, CI paid $94.3 million in cash and issued 1,655,874 common shares of CI.

On November 7, 2003, CI completed its acquisition of all of the outstanding common shares of Skylon Capital Corp., manager of the VentureLink Group of Funds and a series of retail structured products. As consideration, CI paid $33.6 million in cash, and must pay a portion of future performance fees, where earned on certain acquired funds, which will be netted against performance fees earned in that period.

On November 14, 2003, CI completed its acquisition of all of the outstanding common shares of the Canadian operations of Assante Corporation, consisting of an investment management business and a network of financial advisers. As consideration, CI paid $309.9 million in cash and issued 38,846,974 common shares of CI.

In conjunction with the above three transactions, Sun Life Assurance Company of Canada purchased 20,698,368 common shares of CI from treasury for $265.3 million in order to maintain its proportionate share of ownership in CI.

In addition, CI issued 1,010,162 stock appreciation rights with a strike price of $13.34 that expire in 2007.

All three of the above acquisitions were accounted for using the purchase method and the results of operations have been consolidated from the date of acquisition.

Details of the net assets acquired, at fair value, are as follows:

	Synergy Asset Management Inc.	Skylon Capital Corp.	Assante Corporation	Total ($ thousands)
Cash	1,802	1,156	24,387	27,345
Trust funds on deposit	–	–	91,988	91,988
Accounts receivable and prepaid expenses	1,259	828	33,261	35,348
Capital assets	378	–	19,855	20,233
Deferred sales commissions	5,600	–	10,500	16,100
Fund administration contracts	–	–	32,500	32,500
Fund management contracts	35,000	17,000	495,000	547,000
Other assets	485	–	18,517	19,002
Accounts payable and accrued liabilities	(3,619)	(1,216)	(60,927)	(65,762)
Trust funds payable	–	–	(91,988)	(91,988)
Future income taxes	5,255	(3,988)	(172,009)	(170,742)
Other liabilities	–	–	(14,876)	(14,876)
Goodwill on acquisition	70,406	20,152	500,847	591,405
	116,566	33,932	887,055	1,037,553

Details of the consideration given, at fair value, are as follows:

	Synergy Asset Management Inc.	Skylon Capital Corp.	Assante Corporation	Total ($ thousands)
Cash	94,283	33,589	309,942	437,814
CI common shares	22,189	–	520,549	542,738
Assante Corporation common shares already owned	–	–	55,533	55,533
Transaction costs	94	343	1,031	1,468
	116,566	33,932	887,055	1,037,553

The common shares of CI issued as consideration were valued at $13.40 per share, the closing price immediately prior to the announcement date of August 22, 2003.

The goodwill on acquisition is not deductible for income tax purposes.

The amounts assigned to the assets assumed and liabilities acquired and associated goodwill and intangible assets may be adjusted when the allocation process has been finalized. The allocation of the purchase price is expected to be completed in the fourth quarter of 2004. Included in other liabilities are accruals for restructuring costs of $10 million related to the three acquisitions.

3. SEGMENTED INFORMATION

As a result of the three recent acquisitions, CI now has three reportable segments: Asset Management, Asset Administration and Other. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and net assets of CI Mutual Funds Inc. and Assante Asset Management Ltd., which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and net assets of Assante Advisory Services Ltd. and most of its subsidiaries including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual and segregated funds and other financial products and ongoing service to clients.

The Other segment mainly comprises revenues earned from managed institutional assets and corporate activities.

This is the first period for which reportable segments exist, and as such, no comparative figures are provided.

SEGMENTED EARNINGS ($ thousands)

For the three months ended February 29, 2004	Asset Management	Asset Administration	Other	Total
Management fees	205,807	–	–	205,807
Administration fees	–	26,460	–	26,460
Other revenues	15,634	1,329	5,818	22,781
Total revenue	221,441	27,789	5,818	255,048
Net selling, general and administrative	5,060	7,685	1,935	14,680
Investment adviser fees	16,429	–	–	16,429
Investment dealer fees	–	18,826	–	18,826
Amortization of deferred sales commissions	7,478	–	–	7,478
Amortization of fund contracts	–	325	375	700
Trailer fees	55,810	–	–	55,810
Other expenses	1,507	–	2,917	4,424
Total expenses	86,284	26,836	5,227	118,347
Income before income taxes and non-segmented items	135,157	953	591	136,701
Interest expense				2,948
Minority interest				1,484
Provision for income taxes				45,290
Net income				86,979
As at February 29, 2004				
Identifiable assets	1,305,526	234,006	57,735	1,597,267
Goodwill	798,844	102,088	20,153	921,085

For the nine months ended February 29, 2004	**Asset Management**	**Asset Administration**	**Other**	**Total**
Management fees	493,655	–	–	493,655
Administration fees	–	32,566	–	32,566
Other revenues	36,740	1,545	16,224	54,509
Total revenue	530,395	34,111	16,224	580,730
Net selling, general and administrative	40,932	10,217	2,904	54,053
Investment adviser fees	41,126	–	–	41,126
Investment dealer fees	–	21,642	–	21,642
Amortization of deferred sales commissions	22,955	–	–	22,955
Amortization of fund contracts	–	325	375	700
Trailer fees	140,404	–	–	140,404
Other expenses	4,538	–	9,902	14,440
Total expenses	249,955	32,184	13,181	295,320
Income before income taxes and non-segmented items	280,440	1,927	3,043	285,410
Interest expense				6,391
Minority interest				3,974
Provision for income taxes				129,400
Net income				145,645

4. LONG-TERM DEBT

On December 15, 2003, CI arranged a revolving credit facility with a Canadian chartered bank for general corporate purposes for $350 million. Amounts may be borrowed under this facility through prime rate loans or bankers' acceptances which bear interest at bankers' acceptance rates plus 0.30%.

5. SHARE CAPITAL

a) a summary of the changes to CI's share capital is as follows:

	Common Shares (thousands)	Amount ($ thousands)
May 31, 2003	235,526	938,657
Exercise of stock options	7	101
Share repurchase	(1,030)	(4,104)
August 31, 2003	234,503	934,654
Exercise of stock options	71	1,005
Share issuance *[note 2]*	61,201	808,014
November 30, 2003	295,775	1,743,673
Exercise of stock options	65	959
Share issuance	2	30
Share repurchase	(650)	(3,832)
February 29, 2004	295,192	1,740,830

b) a summary of changes in the incentive stock option plan is as follows:

	Number of Options (thousands)	Weighted average exercise price ($)
May 31, 2003	10,072	8.27
Options exercised	(322)	4.59
Options cancelled	(9)	11.27
August 31, 2003	9,741	8.39
Options exercised	(717)	5.49
Options cancelled	(27)	10.78
November 30, 2003	8,997	8.61
Options exercised	(476)	5.09
Options cancelled	(3)	12.01
February 29, 2004	8,518	8.81

Options outstanding and exercisable as at February 29, 2004 are as follows:

Exercise price ($)	Number of options outstanding (thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (thousands)
3.63	20	0.1	20
4.00	483	0.9	483
4.15	20	0.9	20
4.51	1,208	1.6	819
4.73	974	1.6	569
4.78	287	1.1	84
10.51	1,869	4.1	–
11.00	1,147	2.1	572
11.27	1,235	3.1	309
12.01	1,275	3.2	420
3.63 to 12.01	8,518	2.6	3,296

c) Under a normal course issuer bid, CI repurchased to February 29, 2004, 1,679,700 common shares at an average price of $12.74 per share for total consideration of $21,392,330.

d) The weighted average number of shares outstanding for the three month periods ended February 29 were:

(thousands)	2004	2003
Basic	**295,555**	234,542
Diluted	**295,555**	238,709

The weighted average number of shares outstanding for the nine month periods ended February 29 were:

(thousands)	2004	2003
Basic	**259,008**	221,621
Diluted	**259,008**	226,041

During the nine month period ended February 29, 2003, stock options were share-settled and the diluted earnings per share were calculated using the treasury stock method. On April 9, 2003, CI introduced a cash settlement alternative to its stock option plan. For the nine month period ended February 29, 2004, there is no dilutive effect as CI accounts for its stock options as a liability.

e) On April 14, 2004, the Board of Directors declared a cash dividend of $0.125 per share payable on June 15, 2004 to shareholders of record on June 1, 2004.

6. FUTURE INCOME TAXES

Substantively enacted increases to income tax rates during the nine month period ended February 29, 2004, have resulted in a $30.9 million non-cash charge in the future tax provision for the period.

7. COMPARATIVE FIGURES

Certain figures for fiscal 2003 have been reclassified to conform with the financial presentation in the current year.

This Third Quarter Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

CI Funds®

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